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FILE NO. 1-3431

REGULATION BW

RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated:  October 5, 2009

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development.  As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A.  Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6.                     Not yet known. This information will be included in the prospectus for a particular issue.

Item 7.                                     Exhibit

Exhibit A: Information Statement dated September 28, 2009.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements—Note A and (2) all information is given as of June 30, 2009.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

September 28, 2009

SUMMARY INFORMATION
As of June 30, 2009, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 186 member countries, IBRD's purpose is to work with its borrowing members so they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The five largest of IBRD's 186 shareholders are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has earned profits in every year since 1948 on an operating basis. For the fiscal year ended June 30, 2009, operating income was $572 million, representing a net return on average earning assets of 0.45%. For management purposes, IBRD prepares fair value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. In FY 2009 fair value income before Board of Governors-Approved Transfers was $513 million, representing a net return on average earning assets of 0.40%. After Board of Governor-Approved Transfers, IBRD had a fair value net loss of $225 million.

Equity and Borrowings

Equity.    IBRD's shareholders have subscribed to $189.9 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $29.9 billion of retained earnings. The equity-to-loans ratio was 34.53% on a reported basis and 35.26% on a fair value basis.

Borrowings.    IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. Effective FY 2009, all of IBRD's borrowings portfolio is carried at fair value. IBRD's outstanding borrowings of $110 billion as of June 30, 2009, before swaps, were denominated in 26 currencies or currency units.

Assets

Loans.    Most of IBRD's assets are loans outstanding, which totaled $105.7 billion. In accordance with the Articles of Agreement, all of IBRD's loans are made to, or guaranteed by, countries that are members of IBRD. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD's practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.4% of IBRD's loan portfolio and represented loans made to or guaranteed by one country. IBRD's accumulated loan loss provision was equivalent to 1.5% of its total loans outstanding at June 30, 2009.

Liquid Investments.    IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. Its liquid investments portfolio totaled $36.8 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For FY 2010, the minimum amount has been set at $20 billion.

Risk Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and in its liquidity portfolio. During FY 2008, IBRD implemented an equity duration extension strategy. This strategy seeks to increase the duration of IBRD's equity to reduce income volatility and stabilize operating income by taking a greater exposure to long-term interest rates.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $123.1 billion and $115.6 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $142.7 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

Throughout the Information Statement, terms in boldface type are defined in the Glossary of Terms on page 56.

The Information Statement contains forward looking statements which may be identified by such terms as "anticipates", "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD's control. Consequently, actual future results could differ materially from those currently anticipated.

1. OVERVIEW

Structure and Operations

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and for programs for economic reform. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to borrowing member countries. During FY 2009, due to higher projected debt funding costs, IBRD increased the spread over LIBOR on all new IBRD Flexible Loans (IFL) with a fixed spread and also introduced differential pricing depending on the average maturity of loans with fixed spread terms. (see Section 3, Development Activities—Contractual Terms of Loans including Tables 5 and 6 for loan pricing details).

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. Proceeds from the debt issuance, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its equity with those of its assets. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for the purposes of financial statement reporting do not significantly impact IBRD's risk-bearing capacity.

Economic Environment

FY 2009 was characterized by turmoil in the global financial markets and the related credit crisis. The impact of these developments on IBRD's risk bearing capacity and operations is discussed below:

Capital Adequacy:    As of June 30, 2009, IBRD's capital adequacy position remained strong in the face of the on-going financial markets turmoil, as indicated by the equity-to-loans ratio1 (see Table 11), which remained above the target risk coverage range of 23 to 27 percent under the Strategic Capital Adequacy Framework. In addition, IBRD remains well-capitalized and supported by adequate liquidity levels which enabled it to meet increased lending requirements in FY 2009.

1.
The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

Lending Operations:    IBRD has seen a significant increase in its lending in FY 2009, as reflected in the increase in commitments and net disbursements of $19,443 million and $10,473 million, respectively, compared to FY 2008. The substantial increase in the commitments was largely driven by an increase in demand for IBRD's loans as a result of the current financial crisis. The majority of the increase in commitments was to borrowing countries in the Latin America and Caribbean region and the Europe and Central Asia region.

Investment Activities:    IBRD's liquid asset portfolio experienced positive returns for the year. Included in these returns where net mark-to-market losses of 24 basis points due to the market conditions experienced in FY 2009. Should conditions worsen, IBRD could experience lower investment returns, resulting in a reduction in its operating income in future periods. Given the deterioration in equity markets globally, IBRD's pension and other postretirement benefits assets have experienced a lower return than expected, resulting in higher post employment benefits costs in FY 2010 and beyond.

Net Loan Income:    Due to the lower short-term interest rate environment, IBRD has experienced a decrease in loan income, net of funding costs, as compared to FY 2008. In the event of a sustained lower short-term interest rate environment, IBRD could experience lower operating income in future periods.

Box 1: Selected Financial Data
As of or for the Years Ended June 30
 In millions of U.S. dollars, except ratio and return data in percentages

Lending	2009	2008	2007	2006	2005
Commitments to member countries[a]	32,911	13,468	12,829	14,135	13,611
Gross Disbursements[b]	18,564	10,490	11,055	11,883	9,722
Net Disbursements[b]	8,344	(2,129)	(6,193)	(1,741)	(5,131)

Reported Basis	2009	2008	2007	2006	2005
Loans Income	3,835	5,497	5,467	4,864	4,155
Provision for Losses on Loans and Guarantees (increase) decrease	(284)	684	405	724	502
Investment Income	603	1,066	1,281	1,107	627
Borrowing Expenses	(2,739)	(4,017)	(4,519)	(3,987)	(3,037)
Net Noninterest Expense	(1,087)	(969)	(971)	(968)	(927)
Operating Income[c]	572	2,271	1,659	1,740	1,320
Board of Governors-Approved Transfers	(738)	(740)	(957)	(650)	(642)
Fair value adjustment on non-trading portfolios, net	3,280	(40)	(842)	(3,479)	2,511
Net Income (Loss)	3,114	1,491	(140)	(2,389)	3,189
Net Return on Average Earning Assets
Based on Operating Income	0.45	1.87	1.34	1.34	0.96
Based on Net Income	2.38	1.23	(0.11)	(1.84)	2.32
Return on Equity
Based on Operating Income	1.53	5.96	4.64	5.05	3.90
Based on Net Income	8.01	3.73	(0.37)	(6.84)	9.26
Equity-to-Loans Ratio[d]	34.53	37.62	35.05	32.96	31.45
Total Assets	275,420	233,311	207,601	211,982	221,609
Loans Outstanding	105,698	99,050	97,805	103,004	104,401
Accumulated Provision for Loan Losses[e]	(1,632)	(1,370)	(1,932)	(2,296)	(3,009)
Borrowings Outstanding[f]	110,040	87,402	87,460	95,491	100,898
Total Equity	40,037	41,548	39,796	36,474	38,588

Fair Value Basis	2009	2008		2007	2006	2005
Net (Loss) Income	(225)	1,135		900	640	402
Net Income Before Board of Governors-Approved Transfers	513	1,875		1,857	1,290	1,044
Net Return on Average Earning Assets[g]	0.40	1.52	[h]	1.49	0.98	0.74
Return on Equity[g]	1.41	4.93	[h]	5.21	3.74	3.04
Equity-to-Loans Ratio	35.26	36.71		34.47	32.44	30.83
Unrestricted Cash and Investments	38,579	23,103		22,258	24,929	26,435
Net Loans Outstanding	101,918	98,392		96,144	101,102	104,057
Borrowings Outstanding[f]	110,022	89,946		89,484	95,258	105,691
Total Equity	38,316	40,128		38,483	37,590	36,943

a.
Commitments are net of cancellations and include guarantee commitments and guarantee facilities.
b.
Amounts include transactions with the International Finance Corporation (IFC) and capitalized front-end fees.
c.
Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.
Ratios are presented using usable equity and before applying the effects of fair value adjustments on non-trading portfolios, net and Board of Governors-Approved Transfers.
e.
Amount excludes accumulated provision for losses on guarantees and effective and undisbursed deferred drawdown option.
f.
Borrowings outstanding, excluding derivatives, net of premium/discount.
g.
Ratios exclude Board of Governors-Approved transfers.
h.
Ratios have been adjusted to exclude Board of Governors-Approved Transfers.

Financial Results

For the purposes of this document, Operating Income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers. FY 2009 Operating Income was $572 million; $1,699 million lower than that in FY 2008 primarily due to the impact of the positive developments in the nonaccrual loan portfolio in FY 2008 and lower loan margin in FY 2009.

FY 2009 was the first full year of the equity duration extension strategy. For FY 2009, this strategy generated $246 million in net interest income which is reflected in operating income and unrealized mark-to-market gains of $1,687 million which are included in the fair value adjustment on non-trading portfolios, net.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

On July 10, 2009, IBRD's Board of Governors approved a $55 million transfer from Surplus for the Trust Fund for Gaza and West Bank.

On August 5, 2009, the Executive Directors approved the following allocations from FY 2009 net income: $36 million to the Long-Term Income Portfolio adjustment account, $25 million to the Pension Reserve, and $11 million to the restricted retained earnings. In addition, the Executive Directors recommended to IBRD's Board of Governors the transfer of $783.3 million to International Development Association (IDA) of which $500 million from FY 2009 unallocated net income and $283.3 million from Surplus. The Executive Directors also approved waivers of loan charges for FY 2010 for all eligible borrowers with eligible loans.

2. BASIS OF REPORTING

Financial Statement Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the "reported basis".

Certain reclassifications of the prior years' reported figures have been made to conform with the current years' presentation.

Accounting Developments

Effective July 1, 2008, utilizing an election available under Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), IBRD fair values all of the debt instruments in its borrowings portfolio. As a result of this election, all of the instruments in the investments, borrowings and asset/liability management portfolios are reported at fair value, with changes in fair value reported in earnings. However, IBRD still reports all of its loans at amortized cost (except for loans with embedded derivatives2 which are reported at fair value). In conjunction with this change, IBRD also implemented Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).

The combined effect of the adoption of FAS 157 and FAS 159 was to reduce opening retained earnings as of July 1, 2008, by $2,566 million. (Refer to the Notes to the Financial Statements, Note O—Fair Value of Financial Instruments.)

2.
In accordance with the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, hybrid financial instruments, with embedded derivatives that otherwise would require bifurcation, can be carried at fair value.

Management Reporting

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD's funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements from fair valuing the derivatives and borrowings portfolio, while carrying the corresponding loans at amortized cost less a loan loss provision, management believes that reported net income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present the effect of all financial assets and liabilities including the loans portfolio at fair value. Table 1 presents all major financial asset and liability portfolios.

In prior years the management reporting basis was referred to as "current value". However, effective July 1, 2008, IBRD modified its valuation of the loans portfolio to be consistent with FAS 157. IBRD's loans portfolio valuation model was enhanced to incorporate CDS spreads for each borrower. Recovery levels were modified to incorporate IBRD's expected recovery rates. As a result, as of July 1, 2008, the fair value basis of reporting for the loans portfolio was $1,451 million lower than the amount reported at June 30, 2008 on a current value basis. There were no other differences between the fair value and current value reporting bases as of that date.

The current market environment has seen large volatility in CDS spreads on sovereign debt. The CDS spreads provides a market indicator of the fair value of the portfolio at a point in time; however, the associated volatility does not provide a good basis for making income allocation decisions, which are based on a longer term view of the adequacy of IBRD's risk bearing capacity.

Income allocation and distribution decisions are based on reported income, excluding the impact of the fair value adjustments associated with financial instruments (other than trading investments measured at fair value), Board of Governors-Approved Transfers, temporarily restricted income due to externally financed outputs and adjustments to the pension reserve. Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from the stress test, and considers projections of the equity-to-loans ratio as indicators of IBRD's financial health within an overall Strategic Capital Adequacy Framework.

Fair Value Basis

The Condensed Fair Value Balance Sheets in Table 1 present IBRD's estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. The current year's Condensed Fair Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Fair Value Balance Sheet is presented, with a reconciliation to the reported basis, in Table 18 in Section 10. The prior year's Condensed Fair Value Statement of Income is presented, with reconciliation to the reported basis, in Table 19 in Section 10.

Fair Value Balance Sheets

Loans Portfolio

All of IBRD's loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

At June 30, 2009, the fair value of loans, as shown in Table 1, was $1,739 million lower than the reported basis, reflecting the incremental effects on fair value of incorporating prevailing CDS spreads and interest rates over the reported basis where the outstanding balance is reduced by the loan loss provisioning.

Investments Portfolio

For the investments portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value under both the reported and fair value bases.

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment reflecting the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) on July 1, 2000, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD's borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

Fair Value Statements of Income

In FY 2009, net loss on a Fair Value basis was $225 million, as compared to FY 2008 net income of $1,135 million. The main factors contributing to the decrease in net income on a fair value basis are discussed below.

Income from Loans

Income from loans decreased by $1,662 million in FY 2009 compared to FY 2008. This was primarily due to a decline in the short-term interest rates in FY 2009, particularly U.S. dollar (see Figure 10), as well as the impact of the positive developments in the nonaccrual loan portfolio in FY 2008.

Income from Investments

Income from investments decreased by $463 million in FY 2009 compared to FY 2008, due to lower interest income consistent with the interest rate environment (see Figure 10). IBRD primarily holds short-term U.S. dollar fixed income investments and other assets hedged into U.S. dollars with an average duration of less than three months.

Table 1: Condensed Fair Value Balance Sheets at June 30, 2009 and 2008

In millions of U.S. dollars

	June 30, 2009			June 30, 2008
	Reported Basis	Additional Fair Value Adjustments	Fair Value Basis	Fair Value Basis
Due from Banks	$3,044		$3,044	$890
Investments	41,045		41,045	26,598
Receivable from Derivatives
Investments	18,467		18,467	5,857
Client Operations	$19,559		19,559	20,269
Borrowings	82,793		82,793	76,098
Other	2,246		2,246	609
Net Loans Outstanding	103,657	$(1,739)	101,918	98,392[a]
Other Assets	4,609		4,609	5,722

Total Assets	$275,420	$(1,739)	$273,681	$234,435

Borrowings	$110,040	$(18)[b]	$110,022	$89,946
Payable for Derivatives
Investments	18,923		18,923	6,309
Client Operations	19,551		19,551	20,263
Borrowings	76,321		76,321	69,152
Other	847		847	1,007
Other Liabilities	9,701		9,701	7,630

Total Liabilities	235,383	(18)	235,365	194,307
Paid in Capital Stock	11,491		11,491	11,486
Retained Earnings and Other Equity	28,546	(1,721)	26,825	28,642

Total Equity	40,037	(1,721)	38,316	40,128

Total Liabilities and Equity	$275,420	$(1,739)	$273,681	$234,435

a.
Effective July 1, 2009, IBRD modified its loans valuation approach for consistency with FAS 157. Had the model been in placed as of June 30, 2008, the fair value of loans would have been $96,941 million, instead of $98,392.
b.
Amount represents transition adjustment reflecting the adoption of FAS 133.

Table 2: Condensed Fair Value Statements of Income for the years ended June 30, 2009 and 2008

In millions of U.S. dollars

	FY 2009			FY 2008
	Reported Basis	Adjustments to Fair Value	Fair Value Comprehensive Basis[a]	Fair Value Comprehensive Basis[a]
Income from Loans	$3,835		$3,835	$5,497
Income from Investments, net[b]	603		603	1,066
Other Income	599		599	300

Total Income	5,037		5,037	6,863

Borrowing Expenses	2,739		2,739	4,017
Administrative Expenses including contributions to Special Programs	1,441		1,441	1,258
Provision for Losses on Loans and Guarantees	284	$(284)	—	—
Other Expenses	1		1	1

Total Expenses	4,465	(284)	4,181	5,276

Operating Income	572	284	856	1,587
Board of Governors-Approved Transfers	(738)		(738)	(740)
Fair Value Adjustment on Non-Trading Portfolios, net	3,280		3,280	(443)
Fair Value Adjustment on Loans		(1,738)	(1,738)	983
Changes to Other Comprehensive
Income		(1,885)	(1,885)	(252)

Net Income (Loss)	$3,114	$(3,339)	$(225)	$1,135

a.
Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements.
b.
Unrealized gains(losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Borrowing Expenses

Borrowing expenses decreased by $1,278 million in FY 2009 compared to FY 2008 primarily due to the decrease in the short-term interest rates, particularly the U.S. dollar (see Figure 10). With approximately two-thirds of borrowings based on short-term U.S. dollar interest rates, the decrease in U.S. dollar six-month LIBOR in FY 2009 resulted in lower borrowing costs.

Fair Value Adjustment on Non-Trading Portfolios, net

The fair value adjustment on non-trading portfolios, net consists of the fair value adjustments on borrowings, loans with embedded derivatives, and derivatives other than those in the investments portfolio. The fair value adjustment on loans is reported on a separate line in the Condensed Fair Value Statement of Income.

During FY 2009, IBRD experienced net unrealized gains of $3,280 million primarily due to the following factors:

  •
  $1,687 million gains from the asset/liability management portfolio primarily due to gains from the interest rate swaps due to lower interest rates (see Figure 11 in Section 8) related to the equity duration extension strategy implemented in FY 2008; and

  •
  $1,624 million of gains on the borrowing portfolio reflecting the widening of IBRD's credit spreads, partially offset by the effect of lower interest rates.

During FY 2008, the effect of fair value was a net unrealized loss of $443 million as a result of declining interest rates particularly in the U.S. dollar.

Fair Value Adjustments on Loans

The fair value adjustment on loans, including the reversal of reported basis provision on loan losses for FY 2009, was a charge of $1,454 million. This adjustment reflects changes in both interest rates and credit risk. The change in the fair value adjustment for loans was primarily driven by the widening of CDS spreads, partially offset by fair value gains due to the decline in interest rates. In contrast, the 'current value' adjustment in FY 2008 was a credit of $983 million primarily due to mark-to-market gains from the decrease in reference interest rates.

Changes to Other Comprehensive Income

Changes to other comprehensive income for FY 2009 were a reduction in income of $1,885, a decrease of $1,633 million from June 30, 2008. This decrease was primarily due to the negative currency translation adjustment of $1,080 million between the two periods. The negative currency translation adjustments in FY 2009 were due to the depreciation of the euro (10.59%), slightly offset by the appreciation of the Japanese yen (12.95%) against the U.S. dollar in FY 2009. Table 3 provides a summary of currency translation adjustments by portfolio. The loans portfolio contributed negative $1,657 million towards this decrease. The euro and the Japanese yen accounted for approximately 18% and 2% of the total loans portfolio, and 92% of total non-U.S. dollar denominated loans at June 30, 2009. The borrowings portfolio accounted for positive $887 million. The euro and the Japanese yen accounted for approximately 15% and 2% of the total borrowing portfolio, and 92% of total non-U.S. dollar denominated borrowings at June 30, 2009.

Table 3: Summary of Currency Translation Adjustmentsa

In millions of U.S. dollars

	2009	2008
Loans	$(1,657)	$3,391
Borrowings	887	(2,380)
Net Other Assets and Liabilities	444	(257)

Total	$(326)	$754

a.
Currency translation adjustments are on a fair value basis.

In comparison, in FY 2008 the impact of exchange rate changes on IBRD's net assets resulted in a positive currency translation adjustment was due to the appreciation of the euro (16.9%) and Japanese yen (13.6%) against the U.S. dollar.

Changes to other comprehensive income also consist of the transition adjustment upon adoption of FAS 133, and pension related items as prescribed by Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Postretirement Plans.

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, derivatives, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance, advisory and other services to support poverty reduction in these countries.

Loans

From its establishment through June 30, 2009, IBRD had approved loans, net of cancellations, totaling $422,435 million to borrowers in 135 countries. A summary of cumulative lending is presented in Table 4.

Table 4: Lending Status at June 30, 2009 and 2008

In millions of U.S. dollars

	2009	2008
Cumulative Approvals[a]	$422,435	$391,104
Cumulative Repayments[b]	$270,972	$260,914

a.
Net of cancellations
b.
Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

At June 30, 2009, the total volume of outstanding loans was $105,698 million, $6,648 million higher than the $99,050 million of outstanding loans at June 30, 2008. This increase was primarily due to positive net disbursements of $8,344 million, partially offset by negative currency translation adjustment of $1,689 million owing to the depreciation of the euro against the U.S. dollar in FY 2009. Undisbursed balances at June 30, 2009 totaled $51,125 million, reflecting an increase of $12,949 million from June 30, 2008.

During FY 2009, new loans, guarantee commitments and guarantee facilities to member countries were $32,911 million ($13,468 million in FY 2008). This significant increase in demand was driven by the global financial turmoil.

Figure 1: Commitments including Guarantee Facilities by Region

During the five year period from FY 2005 to FY 2009, Latin America and the Caribbean region accounted for the largest share of commitments.

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, including participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2009, outstanding loans and callable guarantees totaled $105,741 million, equal to 49% of the statutory lending limit of $217,856 million at June 30, 2009.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

Box 2: Lending Operations Principles

(i)
IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii)
IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Investment projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness. Specific provisions apply to development policy lending financed by IBRD loans, including the treatment of the macroeconomic framework, poverty and social impact, environment, forests and other natural resources.

(iii)
In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv)
IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. However, this does not preclude lending to members who may have access to international credit markets. It is the intention of IBRD to promote private investment, not to compete with it.

(v)
The use of loan proceeds is supervised. IBRD makes arrangements intended to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under pilot programs approved by the Executive Directors, IBRD considers the use of borrower country procurement, and environmental and social safeguard systems in selected operations where these systems are assessed by IBRD as being equivalent to IBRD's systems and where the borrower's policies and procedures, implementation practices, track record, fiduciary and safeguard risks and capacity are considered acceptable to IBRD.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions3, each loan must be approved by IBRD's Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or development policy lending (previously referred to as adjustment lending). Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, development policy lending is generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD loans are for investment projects or programs. Figure 2 shows the percentage of IBRD loans approved for investment and development policy lending over the past seven years.

Figure 2: IBRD Lending Commitments

In FY 2009, new IBRD commitments to investment lending and development policy lending were 53% (FY 2008—71%) and 47% (FY 2008—29%), respectively. The increase in development policy lending in FY 2009 reflects the needs of borrowing countries for rapidly disbursing loans during the global financial turmoil.

Contractual Terms of Loans

Currently Available Loan Terms

As of June 30, 2009, IBRD offers the IBRD Flexible Loan (IFL), that allows borrowers to customize the repayment terms to meet their debt management or project needs and also includes options to manage the currency and/or interest rate risk over the life of the loan.

IFL has the following two basic types of loan terms: variable-spread terms and fixed-spread terms. Each type of loan may be denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate. Variable-spread terms have a variable spread over LIBOR that is adjusted every six months and fixed-spread terms have a fixed spread over LIBOR that is fixed for the life of the loan.

During FY 2009, IBRD increased the spread over LIBOR on all new IFLs with a fixed spread. The increase in the fixed spread reflects the extraordinary market conditions during the year, which resulted in an increase in IBRD's projected cost of borrowing at longer maturities. In addition, IBRD for the first time introduced differential pricing dependent on the average maturity of loans. The projected funding spread to LIBOR is measured by the average repayment maturity of the loan at commitment. This enables IBRD to price the loan based on its projected funding cost for each maturity tier. The new pricing terms are summarized in Table 5.

Table 5: Currently Available Loan Terms

Basis Points
	IBRD Flexible Loan (IFL)
	Fixed Spread Terms	Variable Spread Terms	Special Development Policy Loans
Final Maturity	All Maturities	30 years	5 years
Reference Market Rate	Six-month LIBOR	Six-month LIBOR	Six-month LIBOR

Spread
Contractual Lending Spread	30	30	400
Market Risk Premium	10-15[a]	—	—
Funding Cost Margin	Projected funding spread to LIBOR[c]	Weighted average spread to LIBOR of debt allocated to Variable Spread Term Loans	Six-month LIBOR

Charges
Front-end fee[b]	25	25	100
Late service charge on principal payments received after 30 days of due date	50	50	—

a.
For loans with a maturity greater than 14 years, 15 basis points is charged.
b.
There are no waivers on interest and front-end fee under the current pricing terms.
c.
Projected funding spread to LIBOR is based on the average repayment maturity of the loan.

Local Currency Financing

IBRD offers its borrowers products to convert or swap their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed spread terms. The balance of such loans outstanding at June 30, 2009 was $1,172 million ($392 million—June 30, 2008).

IBRD also has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million, aimed at increasing the usability of local currency paid-in capital. Under this agreement, IBRD lends local currencies of its member countries, funded from paid-in capital, to IFC. These currencies are subsequently used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to consents of the respective IBRD member countries whose currency is involved. At June 30, 2009, loans outstanding equivalent to $50 million had been made under this facility.

Loans with a Deferred Drawdown Option

A Deferred Drawdown Option (DDO) for use with IBRD development policy loans gives borrowers the option of deferring the loan's disbursement for up to three years, which may be renewed for an additional period of up to three years under the enhanced DDO for development loans. The catastrophic risk DDO may be renewed up to four times. The pricing of loans with a DDO comprises a front-end fee of 25 basis points, payable at effectiveness, and a contractual lending spread of 30 basis points over IBRD's cost of funding. During the FY 2009, loans with DDO approved totaled $4,810 million (FY 2008—$1,051 million).

As of June 30, 2009, the outstanding amounts relating to loans with DDO totaled $1,773 million ($200 million—June 30, 2008).

Loan Terms for Previously Available Products

In previous years, IBRD offered loans with a variety of other contractual terms including: multicurrency pool loans and fixed-rate single currency loans.

Table 6 summarizes the contractual terms for variable-rate multicurrency and single-currency pool loans, fixed-rate single-currency loans, variable spread loans and fixed spread loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors, and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

Table 6: Loan Terms for Previously Available Products

Basis Points
	Variable Spread Loans (1993-2008)	Fixed Spread Loans (2000-2008)	Variable rate multicurrency pool loans (1982-2001)	Variable rate single currency pool loans[a] (1996-1998)	Fixed rate single currency Loans[b] (1995-1999)
Cost Base	Six month LIBOR	Six month LIBOR	Weighted average cost of allocated debt	Weighted average cost of allocated debt	LIBOR

Spread
Contractual Lending Spread	30[c]	30[c]	—	—	—
	75 (post-98 loans)	75	75 (post-98 loans)	50	75 (post-98 loans)
	50 (pre-98 loans)	—	50 (pre-98 loans)		50 (pre-98 loans)
Market Risk Premium	—	5[e]	—	—	0-10
Funding Cost Margin	Weighted average spread to LIBOR of debt allocated to VSLs	Projected funding spread to LIBOR	—	—	IBRD's funding spread to LIBOR

Charges
Commitment charge on undisbursed balances	75	75[f]	75	75	75
Front-end fee on effective loans	100 (post-98 loans)	100	100 (post-98 loans)	—	100 (post-98 loans)

Eligible for Waivers[g]
Interest	Yes	Yes	Yes[d]	Yes[d]	Yes
Commitment	Yes	Yes	Yes	Yes	Yes
Front-end fee	Yes	Yes	No	No	No

Final Maturity	15-20 years	15-25 years	15-20 years	based on original loan agreement	12-20 years

Grace period	3-5 years	3-8 years	3-5 years	based on original loan agreement	3 years

a.
Converted from variable-rate multicurrency pool loans.
b.
Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.
c.
Apply to loans signed between May 16, 2007 and February 12, 2008 under the new loan pricing terms. Those loans had a contractual interest spread of 30 basis points, a front-end fee of 25 basis points and no commitment charge.
d.
Loans converted from variable-rate multi-currency pool and variable rate U.S. dollar pool loan to composite LIBOR + 100 basis points or fixed rate equivalent thereof are not eligible for interest waivers.
e.
The market risk premium compensates IBRD for additional funding risk associated with this product.
f.
The commitment charge is 85 basis points for the first four years and 75 basis points thereafter for loans signed on or before July 19, 2006, to compensate IBRD for additional funding and refinancing risk associated with this product. All loans which are signed on or after July 20, 2006 have a flat commitment charge of 75 basis points.
g.
Waivers of a portion of charges and interest are determined annually, see Table 7 for details.

The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro.

During FY 2006, IBRD's Executive Directors approved management's proposal to convert the variable rate multicurrency pool and variable rate U.S. dollar pool loan terms to composite LIBOR + 100 basis points or the fixed rate equivalent thereof (at the borrower's choice), subject to the borrowers consent to certain amendments to their loan agreements. This proposal was designed to adjust the applicable lending rates which were rising above the market rates in a manner not envisioned at the time that borrowers signed their loan agreements. These modified loan terms were offered to the borrowers from July 2006 through June 30, 2009 and applied on interest rate reset dates occurring on or after January 1, 2007. Loans that were amended to these new terms are not eligible for interest waivers. At June 30, 2009, 51% of the outstanding balance of variable rate multi-currency pool and variable rate U.S. dollar loans had been modified. This does not include amounts relating to the conversions for borrowers' requests received as of that date but not executed.

Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

Figure 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements—Note D—Loans and Guarantees.

Figure 3: Loan Portfolio by Loan Terms

In millions of U.S. dollars

a.
Includes fixed-rate single currency loans for which the rate had not been fixed at fiscal year-end.
b.
Includes loans issued prior to 1980, loans to IFC, and currency pool loans and U.S. dollar single currency pool loans converted to fixed rate equivalent of composite LIBOR + 100 basis points.
c.
Includes loans with non-standard terms.

Waivers

Waivers of a portion of charges and interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Waivers apply to loans signed before May 16, 2007 and those loans signed between May 16, 2007 and September 27, 2007, for which the borrowers elected not to convert to the new terms effective September 27, 2007. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. Table 7 presents a breakdown of IBRD's loan charge waivers. Further details are included in the Notes to Financial Statements—Note D—Loans and Guarantees.

Table 7: Loan Charge Waivers

Basis points
	Interest Period Commencing
	FY 2009	FY 2008
Commitment charge waivers	50	50
Interest waivers[a]
Pre-98 loans	5	5
Post-98 loans	25	25
Average eligibility	99.8%	99.7%
Front-end fee waivers	100	100

a.
On loans to eligible borrowers.

Derivatives

IBRD also offers derivative products to borrowers, IDA and non-affiliated organizations as part of financial intermediation services.

Borrowers:    These products respond to borrowers' needs for access to better risk management tools. These derivative products include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of the instrument to the borrower, and charges a transaction fee comparable to the conversion fee charged on the fixed-spread loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated transactions.

Affiliated Organizations:    IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties.

Non-affiliated Organizations:    IBRD and the International Finance Facility for Immunisation (IFFIm), a AAA-rated non-affiliated organization, with whom IBRD has a master derivatives agreement and a treasury management contract, have entered into a number of currency swaps and interest rate swaps. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD charges an intermediation fee for these interest rate swaps and currency swaps. IBRD has applied all its normal commercial credit risk policies to these transactions.

Further details on derivatives for clients are provided in the Notes to Financial Statements—Note D—Loans and Guarantees, and Note F—Derivatives Instruments.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

IBRD guarantees can be customized to suit varying country and project circumstances, and may be provided directly or via facilities. They can be targeted to mitigate specific risks or general risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. Each guarantee requires the counter-guarantee of the member government.

IBRD generally provides the following types of guarantees:

Partial risk guarantees:    These cover debt-service defaults on a loan that result from non-performance of government obligations.

Partial credit guarantees:    These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its agencies.

Policy-based guarantees:    When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD development policy lending is a necessary condition for eligibility for policy-based guarantees.

Enclave guarantees:    These partial risk guarantees are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2009 commitments made under enclave guarantees were $30 million.

Other Instruments:    As discussed in Other Activities, IBRD has also committed to pay shortfalls associated with the Advance Market Commitment for Vaccines against Pneumococcal Diseases.

IBRD's exposure at June 30, 2009 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 8. For additional information see the Notes to Financial Statements—Note D—Loans and Guarantees.

Table 8: Guarantee Exposure

In millions of U.S. dollars
	FY 2009	FY 2008	FY 2007
Partial risk[a]	$233	$274	$270
Partial credit	122	444	538
Policy based	50	49	79
Other Instruments	1,256	—	—

Total	$1,661	$767	$887

a.
Includes enclave guarantees totaling $16.2 million.

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through Board of Governors-approved transfers.

Other Activities

In addition to its financial operations, IBRD is also involved in the following other activities:

Consultation:    IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training:    To assist its developing member countries, IBRD—through the World Bank Institute and its partners—provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration:    IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements—Note J—Management of External Funds and Other Services.

Investment Management:    IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements—Note J—Management of External Funds and Other Services.

Externally Financed Outputs (EFOs):    IBRD offers donors the ability to contribute to IBRD's projects and programs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until applied by IBRD for the donor-specified purposes.

Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases:    AMC is a multilateral initiative. Its principal goal is to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries, by financing the incremental capital cost associated with the development and production of qualifying vaccines. The $1.5 billion of AMC donor pledged assets is funded by six donors. IBRD is providing the financial platform for the AMC by holding donor pledged assets as an intermediary agent and passing them on to GAVI Alliance when the conditions of the AMC are met. In addition, should a donor fail to pay or delay in paying any amounts coming due, IBRD has committed to paying from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. For further details on AMC see the notes to Financial Statements—Note J—Management of External Funds and Other Services.

4. INVESTMENT ACTIVITIES

IBRD manages its investments in two portfolios: a liquid asset portfolio and a long-term income portfolio.

Liquid Asset Portfolio

IBRD's liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed securities (including mortgage-backed securities), and futures, options and swaptions contracts.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

Under IBRD's liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations plus one-half of approved net loan disbursements (if positive) as projected for the relevant fiscal year. The FY 2010 prudential minimum liquidity level has been set at $20 billion, an increase of $1 billion from that set for FY 2009. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may however hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs. At June 30, 2009 the liquid asset portfolio was 193% of the prudential minimum liquidity level primarily due to pre-funding of anticipated large loan disbursements in FY 2010.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD's overall Investment Guidelines are provided to each external manager.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities.

Figure 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2009 and FY 2008, excluding investment assets associated with certain other post-employment benefits.

At June 30, 2009, the aggregate size of the IBRD liquid asset portfolio was $36,762 million, reflecting an increase of $14,022 million from June 30, 2008, consistent to the pre-funding activity discussed previously.

IBRD's liquid asset portfolio is largely composed of assets denominated in and hedged into U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD's exchange rate and interest rate risk management policies (see Section 6—Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8—Results of Operations).

Figure 4: Liquid Asset Portfolio Composition

In millions of U.S. dollars

Contractual Obligations

In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. Table 9 summarizes IBRD's significant contractual cash obligations, by remaining maturity, at June 30, 2009. Debt includes all borrowings excluding derivatives, but does not include any adjustment for unamortized premiums, discounts or effects of fair value adjustments (additional information can be found in the Notes to Financial Statements—Note E—Borrowings). Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with cost sharing and service arrangements (additional information can be found in the Notes to Financial Statements—Note I—Administrative Expenses, Contributions to Special Programs, and Other Income).

Table 9: Contractual Cash Obligations

In millions of U.S. dollars
	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Debt-principal only	$110,095	$31,138	$27,582	$10,593	$40,782
Operating leases	595	59	99	82	355
Contractual purchases and capital expenditures	59	46	13	—	—
Other long-term liabilities	378	90	69	79	140

Total	$111,127	$31,333	$27,763	$10,754	$41,277

Excluded from Table 9 are a number of obligations to be settled in cash. These obligations are presented in IBRD's balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

Long-Term Income Portfolio

During FY 2009, IBRD started implementing the Long-Term Income Portfolio (LTIP). The objective of the LTIP program is to increase IBRD's income over the long-term by investing part of its capital in a diversified portfolio of risk assets, including listed equity securities. LTIP is intended to be a long-term multicurrency portfolio, swapped back into U.S. dollars. As of June 30, 2009, the market value of the portfolio is $1,061 million, reflecting $61 million of unrealized capital gains to IBRD and is comprised of 62% developed market public equities and 38% developed market fixed income securities.

As of June 30, 2009, $1 billion of assets had been invested in the LTIP portfolio. Originally the Executive Directors approved management's proposal for a $3 billion portfolio to be implemented over two to three years. In response to the global financial turmoil and the resulting increase in loan commitments, management has decided to temporarily limit the funding of the LTIP portfolio at $1 billion.

The returns and average balances of IBRD's investments portfolios in FY 2009 compared to FY 2008 are presented in Table 10. These returns exclude investment assets funding certain other postemployment benefits. The lower returns in FY 2009 were due mainly to lower average short-term interest rates in FY 2009 compared to FY 2008 (see Figure 10).

IBRD enters into derivative transactions to manage its investments portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

Table 10: Liquid Asset Portfolio and LTIP Returns and Average Balances

In millions of U.S. dollars
	Average Balances		Financial Return (%)
	FY 2009	FY 2008	FY 2009		FY 2008
IBRD Overall Portfolio	$29,994	$22,635	1.73		4.15
Liquid Asset Portfolio
Stable	19,127	16,385	2.03		4.19
Operational	10,416	4,462	1.02		3.55
Discretionary	—	1,788	—		5.36	[a]
LTIP	451	—	12.10	[b]	—

a.
Effective November 30, 2007, the holdings in the Discretionary portfolio were transferred into the Operational portfolio. The FY2008 return for the Discretionary portfolio was therefore a short period return that has been annualized.
b.
LTIP was implemented in November 28, 2008; therefore, the FY2009 return for LTIP has been annualized.

5. FUNDING RESOURCES

Equity

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2009, was $40,037 million compared to $41,548 million at June 30, 2008. The $1,511 million decrease from FY 2008 primarily reflects the $2,566 million negative impact of cumulative effect of adoption of FAS 159 and $1,581 million charge to other comprehensive income related to net actuarial losses on benefit plans, partially offset by the net income for the year of $3,114 million.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 11 presents the composition of this measure at June 30, 2009 and 2008, respectively.

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy.

As presented in Figure 5, IBRD's equity-to-loans ratio decreased during FY 2009, on both a reported basis (excluding cumulative translation adjustments and fair value adjustment on non-trading portfolio, net) and a Fair Value basis. The decrease in equity-to-loans ratio on a reported basis to 34.53% at June 30, 2009 from 37.62% at June 30, 2008 was due primarily to the increase in lending.

Figure 5: Equity-to-Loans Ratio

Table 11: Equity Capital

In millions of U.S. dollars
	June 30, 2009	June 30, 2008
Usable Capital
Paid-in Capital	$11,491	$11,486
Restricted Paid-in Capital	(1,979)	(2,443)
Net Payable for Maintenance of Value	371	853

Total Usable Capital	9,883	9,896
Special Reserve	293	293
General Reserve[a]	25,670	25,670
Cumulative Translation Adjustment[b]	457	1,029

Equity used in Equity-to-Loans Ratio[c]	$36,303	$36,888
Fair Value Adjustments	151	(479)

Equity used in Equity-to-Loans Ratio—Fair Value Basis	$36,454	$36,409

Loans Outstanding, Present Value of Guarantees and LTIP assets, net of Relevant Accumulated Provisions (including DDOs) and Deferred Loan Income	$105,145	$98,053
Fair Value of Loans outstanding, Present Value of Guarantees and LTIP assets, net of Provision for Guarantees[d]	$103,393	$99,177

Equity-to-Loans Ratio—Reported Basis[b]	34.53%	37.62%
Equity-to-Loans Ratio—Fair Value Basis	35.26%	36.71%

a.
The June 30, 2008 amount includes proposed transfers to the General Reserve out of FY 2008 net income. No transfers to the General Reserve are proposed in FY 2009.
b.
Excluding cumulative translation amounts associated with fair value adjustment on non-trading portfolios, net.
c.
Before the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.
Prior year amount is net of Accumulated Provision for Losses on Loans and Deferred Loan Income under the previous current value methodology.

Capital

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2009, the authorized capital of IBRD was $190,811 million, of which $189,918 million had been subscribed. Of the subscribed capital, $11,491 million had been paid-in and $178,427 million was callable.

Of the paid-in capital, $9,883 million was available for lending and $1,608 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

Paid-in Capital

(i)
$3,223 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii)
$8,234 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents, $5,704 million of this amount was being used in IBRD's lending and investment operations at June 30, 2009.

(iii)
$34 million of IBRD's capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

Callable Capital

(iv)
$151,934 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(v)
$26,493 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes. No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2009, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount exceeded IBRD's outstanding borrowings including swaps at June 30, 2009. Table 12 sets out the capital subscriptions of those countries and the callable amounts.

Table 12: Capital Subscriptions of DAC Members of OECD Countries

In millions of U.S. dollars
Member Country[a]	Total Capital Subscription	Uncalled Portion of Subscription
United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190

Total	$110,460	$103,604

a.
See details regarding the capital subscriptions of all members of IBRD at June 30, 2009 in Financial Statements—Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies and Note B—Capital Stock, Restricted Currencies, Maintenance of Value and Membership.

Borrowings

Source of Funding

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

Medium- and long-term funding raised excluding derivatives by currency for FY 2009, as compared to FY 2008, is shown in Figure 6.

Figure 6: Medium- and Long-term Funding Raised Excluding Derivatives by Currency

In millions of U.S. dollars equivalent

Funding Operations

In FY 2009, medium- and long-term debt raised directly in financial markets by IBRD amounted to $44,331 million compared to $19,091 million in FY 2008. Table 13 summarizes IBRD's funding operations for FY 2009 and FY 2008.

Table 13: Funding Operations Indicators

	FY 2009	FY 2008
Total Medium- and Long-term Borrowings (USD million)	$44,331	$19,091
Average Maturity[a] (years)	3.16	2.40
Number of Transactions	374	750
Number of Currencies	19	19

a.
Average maturity to first call date.

Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a 3-year rolling horizon and funds one third of the projected amount in the current fiscal year. In FY 2009, IBRD funding increased significantly to fulfill larger loan commitments by member countries due to the global financial crisis.

IBRD strategically repurchases or calls its debt to reduce the cost of borrowings, reduce exposure to refunding requirements in a particular year, or to meet other operational or strategic needs. During FY 2009, IBRD repurchased or called $2,902 million of its outstanding borrowings ($4,376 million in FY 2008).

Use of Derivatives

Generally, new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. Figures 7a and 7b illustrate the effect of derivatives on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2009. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

Interest rate swaps and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. However, during FY 2008, IBRD entered into a number of interest rate swaps as part of a strategy involving the extension of its equity duration aimed at managing the interest rate sensitivity of its operating income.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements—Note E—Borrowings.

Figure 7a: Effect of Derivatives on Interest Rate Structures on the Borrowing Portfolio—June 30, 2009

Figure 7b: Effect of Derivatives on Currency Composition on the Borrowing Portfolio—June 30, 2009

 6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

Governance Structure

A Risk Management governance structure supports Senior Management in their oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three Subcommittees that report to the Finance Committee are the Strategy, Performance and Risk Subcommittee, the Credit Risk Subcommittee and the Finance Initiatives Subcommittee.

The Strategy, Performance and Risk Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The Subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. In addition, the Subcommittee meets quarterly to formally review current and proposed business strategy and risk limits/policies, along with business results, and financial risk profile to facilitate alignment between business and risk management. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Finance Initiatives Subcommittee reviews the financial, organizational and implications of implementing new initiatives that may impact IBRD.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Credit Risk Department, led by the Chief Credit Officer who reports to the Vice-President, Corporate Finance and Risk Management. This unit is independent from IBRD's operational business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors and are not made public. In addition to continuously reviewing the creditworthiness of IBRD's borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which also reports to the Vice-President, Corporate Finance and Risk Management. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The primary responsibility for the management of operational risk in IBRD's financial operations resides with each of IBRD's managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal controls in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and operating effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

Managing Risk-Bearing Capacity

The risk-bearing capacity of IBRD is the adequacy of its capital to absorb credit shocks and still be able to lend for development purposes without the need for additional shareholder support. The Executive Directors review IBRD's risk-bearing capacity based on a variety of metrics, including a framework of stress testing and simpler measures such as the equity-to-loans ratio, to assess capital adequacy. The equity-to-loans ratio is guided by the Strategic Capital Adequacy Framework with a target risk coverage range for the equity-to-loans ratio of 23 to 27 percent.

The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD's equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock, and (ii) generate sufficient income to support loan growth in the following years. The first requirement on the degree of shock absorption is designed to reduce the probability of having to rely on additional shareholder support (in terms of additional paid-in capital or a call on callable capital). This is intended both to protect shareholders and to support IBRD's credit standing, which reduces borrowing costs and correspondingly, lending rates for borrowers. The second requirement on loan growth reflects the view that as a development institution, IBRD needs to play a positive role in a crisis by maintaining the capacity to continue lending to assist recovery in borrowing member countries. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

IBRD strives to immunize its risk-bearing capacity from fluctuations in exchange rates by matching the currency composition of its equity capital with that of its loan portfolio, with the intent of protecting the equity-to-loans ratio from exchange rate movements.

The sensitivity of IBRD's operating income to short-term interest rate movements arises primarily due to the nature of asset the equity funds. The sensitivity of IBRD's operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based loans. As a result, IBRD's operating income has become more volatile and vulnerable to low short-term interest rates. Against this backdrop, in FY 2008, IBRD implemented a program that extended the duration of its equity by entering into a number of interest rate swaps as a means of stabilizing operating income by restoring a greater exposure to long-term interest rates.

Credit Risk

Country Credit Risk

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the credit risk of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees to a single borrowing country. Under the current guidelines, IBRD's exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD's reserves and the allocation of its net income from the preceding fiscal year. For FY 2009, the Single Borrower Limit was $15.5 billion and the Equitable Access Limit at June 30, 2009 was $21.8 billion. As depicted in Figure 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $12.7 billion at June 30, 2009.

For FY 2010, the Single Borrower Limit has been set at $16.5 billion, an increase of $1 billion over the limit at June 30, 2009.

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

                                                  Figure 8: Top Eight Country Exposures at June 30, 2009

                                                  In billions of U.S. dollars

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD's Executive Directors. As of June 30, 2009 IBRD had entered into one such arrangement with China. As of this date,

China had not reached the single borrower exposure limit and therefore, activation of this arrangement was not required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD's current policy however, is to exercise this option through a graduated approach as summarized in Box 3. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in Box 3.

See Notes to Financial Statements-Note D-Loans and Guarantees for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2009.

Accumulated Provision for Losses on Loans and Guarantees

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

IBRD's provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee is apprised by management at least twice a year on the accumulated provision for losses on loans and guarantees.

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

Box 3: Treatment of Overdue Payments
Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007 and September 27, 2007 if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on overdue principal.
Overdue by 45 days
In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days
In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Executive Directors.
Overdue by more than six months
All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to reduce funding costs through its borrowing activities and to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the counterparty credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty.

For foreign exchange and derivative products, IBRD treats the credit risk exposure as the replacement cost. This is also referred to as replacement risk or the mark-to-market exposure amount. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a financial instruments or derivative in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk. Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position, counterparties are required to post collateral with IBRD to mitigate its credit risk exposure to these counterparties. Collateral posted is in the form of certain approved highly liquid investment securities or cash. Where IBRD is permitted to repledge collateral received in the form of liquid investment securities in connection with swap agreements, the cash proceeds are subsequently invested in money market and other liquid financial instruments under terms substantially equivalent to those set forth in IBRD's Investment Guidelines, and are included under Investments—Trading on the Balance Sheet.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note G-Credit Risk.

Table 14 provides details of IBRD's estimated credit exposure on its investments and swaps net of collateral held, by counterparty rating category.

The increase in credit exposure reflects an increase in the size of the IBRD investment program due to a large increase in held liquidity as a result of the market financial crisis offset by a significant decrease in IBRD's net swap exposure. Increases in the held portfolio size are reflected largely in the increase in holdings of sovereign and sovereign-guaranteed securities. In addition, the credit composition of the portfolio has changed due to significant ratings downgrades across all categories of IBRD's investment counterparties accompanied by an increase in "AA"-rated sovereign investments. After the effects of exposure netting arrangements across multiple transactions with a single counterparty, the credit exposure from swaps increased from $7,312 million at June 30, 2008 to $8,339 million at June 30, 2009. The swap credit exposure of $8,339 million is offset by collateral of $7,209 million which results in a total net swap exposure of $1,130 million.

Table 14: Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	At June 30, 2009						At June 30, 2008
	Investments
Counterparty Rating	Sovereigns	Agencies, Banks & Corporates	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total		Total Exposure on Investments and Swaps	% of Total
AAA	$3,800	$4,827	$82	$8,709	21		$7,923	30
AA	11,462	13,273	907	25,642	63		16,131	61
A	783	5,768	141	6,692	16		2,381	9
BBB	—	4	—	4		*	3		*
BB	—	—	—	—	—		1		*

Total	$16,045	$23,872	$1,130	$41,047	100		$26,439	100

a.
Excludes (a) $640 million of equity securities for the IBRD LTIP account and (b) exposures due to swaps executed with IBRD clients including (i) borrowing member countries ($89 million swap exposure) and (ii) the International Finance Facility for Immunization ($66 million). Swaps with the Caribbean Catastrophe Risk Insurance Facility and for IDA intermediation have no current exposure.
*
Denotes less than 0.5% .

Market Risk

IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

Asset/Liability Management

The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The Fair Value information is used in the asset/liability management process. Table 15 details the Fair Value information of each group of loan and debt products.

Use of Derivatives

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities as well as to adjust the duration of its equity.

Table 15: Loan and Borrowing Portfolios

In millions of U.S. dollars
	At June 30, 2009			At June 30, 2008
	Face Value	Contractual Yield	Fair Value Adjustments	Face Value	Contractual Yield	Fair Value Adjustments
Loans[a]	$105,711	2.84%	$(3,556)[b]	$99,050	4.23%	$1,124 [c]
Variable-Rate Multicurrency Pool Loans	4,390	6.47	267	7,001	6.58	726
Single Currency Pool Loans	1,368	6.03	71	4,459	6.73	189
Variable-Spread Loans[d]	44,298	1.92	(1,791)	42,769	3.43	(15)
Fixed-Rate Single Currency Loans	2,321	5.82	93	3,415	5.92	97
Special Development Policy Loans[e]	1,469	2.35	11	1,869	3.65	(1)
Fixed-Spread Loans	48,461	3.04	(2,219)	38,147	4.25	89
Other Fixed Rate Loans[f]	3,404	4.04	12	1,390	4.81	39
Borrowings Allocation (including derivatives)[g]	$105,617	2.05%	$573	$83,533	3.51%	$1,207
Variable-Rate Multicurrency Pools	5,103	7.09	1,626	6,119	7.06	1,746
Single Currency Pools	2,097	3.98	137	2,490	6.17	158
Variable-Spread	26,059	1.27	(476)	24,162	2.92	(62)
Fixed-Rate Single Currency	814	5.44	84	1,989	6.77	73
Special Development Policy	1,592	1.25	(8)	2,013	2.73	1
Fixed-Spread	29,474	2.62	(867)	22,261	3.61	(104)
Other Debt[h]	40,478	1.24	77	24,499	2.58	(605)

a.
Contractual yield is presented before the application of interest waivers.
b.
Fair Value adjustment of negative $3,556 million is before the reported basis effects of loan loss provision and deferred loan income. After the effects of these reversals the additional fair value adjustment on the fair value balance is a negative $1,739 million.
c.
June 30, 2008 amounts are presented on a current value methodology; under the new methodology adopted by IBRD on July 1, 2008, the fair value adjustment would have been negative $1,878 million before the reported basis effects of loan loss provision and deferred loan income. After the effects of these reversals the additional fair value adjustment on the fair value balance would have been negative $1,451 million.
d.
Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.
e.
Includes loans with non-standard terms as described in Contractual Terms of Loans.
f.
Includes currency pool loans and U.S. dollar single currency pool loans converted to fixed rate equivalent of composite LIBOR + 100 basis points.
g.
Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of fair value.
h.
Includes amounts not yet allocated at June 30, 2009 and June 30, 2008.

Interest Rate Risk

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio has shifted from pool loans to LIBOR-based loans in recent years, the sensitivity of IBRD's operating income to changes in market interest rates has increased. This has caused IBRD to implement an equity duration extension strategy during FY 2008 aimed at reducing the interest rate sensitivity of its operating income going forward.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. At June 30, 2009, such cost pass-through loans accounted for 49% of the outstanding loan portfolio (55% at June 30, 2008). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose residual interest rate risk, given the lag inherent in the lending rate calculation.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool in FY 2012 and FY 2014. The debt which funds these loans has maturities that extend beyond those of the loans. This debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

Over-funding of the multicurrency loan pool will reach a maximum of approximately $2.3 billion in FY 2017. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond FY 2008 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and as of June 30, 2009, the overhang was within acceptable guidelines. Should the amount of debt overhang remain at the currently projected levels, IBRD does not anticipate executing additional forward-starting swaps. This is subject to there being no significant prepayments of the multicurrency loan pool that would generate further debt overhang, which may need to be swapped to floating-rate liabilities.

Interest rate risk on non-cost pass-through products, which accounted for 51% of the loan portfolio at June 30, 2009 (45% at June 30, 2008), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component affected by IBRD's equity duration extension strategy. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

The interest rate risk on IBRD's liquid asset portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

During FY 2008, IBRD implemented an equity duration extension strategy. This strategy seeks to increase the duration of IBRD's equity to reduce income volatility and stabilize operating income by taking a greater exposure to long-term interest rates. This strategy is designed to reduce the sensitivity of IBRD's operating income to changes in short-term market interest rates, which has been increasing as more borrowers have chosen primarily floating rate terms since the introduction of LIBOR-based loans.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD's ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Figure 9 presents the currency composition of significant balance sheet components (net of swaps) at June 30, 2009 and June 30, 2008.

Figure 9: Relative Currency Composition of Significant Balance Sheet Components—Fair Value Basis

For all currencies at June 30, 2009

For all currencies at June 30, 2008

Liquidity Risk

Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, refer to Section 4-Investment Activities.

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates.

The operational risk management framework used by IBRD is based on a Board-approved Integrated Risk Management Framework and involves the following core steps:

  •
  Key operational risks are identified annually and documented using a combination of tools including business process review and risk assessments.

  •
  Operational risks are assessed based on likelihood of occurrence and the resulting financial impact using probability and severity parameters.

  •
  Controls that mitigate operational risks are evaluated using a combination of processes including self assessments, independent walk through tests of processes, compliance testing by IBRD's internal audit department, quality assurance testing by management, project reviews undertaken by the Independent Evaluation Group and annual internal representation letters from business unit managers.

  •
  The results of the work undertaken to evaluate risks and operational effectiveness of internal controls are reported to the Audit Committee.

Internal Control Over Financial Reporting

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Concurrently, IBRD's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IBRD's internal control over external financial reporting. As of June 30, 2009 no such significant changes had occurred.

Disclosure Controls and Procedures

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2009.

 7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Guarantees

IBRD's accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Loans in the non-accrual portfolio are individually assigned the highest risk rating. Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower's risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related policies and Note D—Loans and Guarantees.

Fair Value of Financial Instruments

When possible, fair values are determined by quoted market prices. If quoted market prices are not available, then fair values are based on discounted cash flow models using market estimates of cash flows and discount rates. Some financial assets and liabilities use valuation techniques which require significant unobservable inputs. These inputs require management to make assumptions and judgments.

All the financial models used for input to IBRD's financial statements are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs, such as interest rates, exchange rates and volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the financial statements.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters, ensuring that valuation models are reviewed and validated both internally and externally, and applying its approach consistently from period to period.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Notes to Financial Statements—Note K—Pension and Other Postretirement Benefits.

8. RESULTS OF OPERATIONS

In FY 2009, operating income decreased by $1,699 million from $2,271 million in FY 2008 to $572 million, primarily due to an increase of $284 million in provision for losses on loans and guarantees in FY 2009, compared to a release of $684 million in FY 2008.

Net income on a reported basis was $3,114 million in FY 2009, compared to a $1,491 million in FY 2008, an increase of $1,623 million. This was primarily due to higher net unrealized gains of $3,280 million due to IBRD's fair value adjustments on non-trading portfolios, net in FY 2009 compared to net unrealized losses of $40 million in FY 2008. For more details refer to Fair Value Adjustment on Non-Trading Portfolios, net, discussed later in this section.

Interest Rate Environment

During FY 2009, short-term interest rates for the U.S. dollar were lower than those in FY 2008. Figure 10 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 10: Six-Month LIBOR Interest Rates U.S. Dollar

Operating Income

IBRD's Operating Income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, other loan income, the increase to or release from the provision for losses on loans and guarantees, and administrative expenses. Table 16 shows a breakdown of income, net of funding costs, on a reported basis.

Table 16: Net Income (Loss)

In millions of U.S. dollars
	FY 2009	FY 2008	FY 2007
Loan interest income, net of funding costs
Debt funded	$501	$549	$415
Equity funded	1,137	1,642	1,717

Net interest income	1,638	2,191	2,132
Other loan income	12	306	20
Provision for losses on loans and guarantees—(increase) decrease	(284)	684	405
Investment income, net of funding costs	(14)	49	77
LTIP Income	61	—	—
Other Interest Income (Loss)	246	10	(4)
Net Non-interest expense	(1,087)	(969)	(971)

Operating Income	572	2,271	1,659
Board of Governors-Approved Transfers	(738)	(740)	(957)
Fair Value Adjustment on Non-Trading Portfolios, net	3,280	(40)	(842)

Net Income (Loss)—Reported Basis	$3,114	$1,491	$(140)

FY 2009 versus FY 2008

The decrease of $1,699 million in Operating Income is explained by the following factors.

  •
  A $968 million reduction in income relating to the provision for losses on loans and guarantees. During FY 2009, there was a $284 million increase in the provision for losses on loans and guarantees due primarily to the impact of changes in the credit quality of the accrual portfolio. During FY 2008, there was a $684 million release of provision for losses on loans, primarily due to the positive impact of developments in the nonaccrual portfolio.

  •
  A $553 million reduction in loan interest income, net of funding costs, was primarily due to a decrease of $505 million from equity funded loans, due to the lower short-term interest rates, particularly U.S. dollar six month LIBOR, between the two years (see Figure 10). This was partially offset by a $236 million increase in other interest income from the equity duration extension swaps.

  •
  A $294 million decrease in other loan income, of which $269 million is associated with Liberia's and Cote d'Ivoire's clearance of all overdue interest and charges to IBRD in FY 2008.

  •
  A $63 million decrease in investment income, net of funding costs, mainly due to the widening of the credit spreads in global bond markets.

FY 2008 versus FY 2007

The increase of $612 million in Operating Income is explained by the following factors.

  •
  A $286 million increase in other loan income, of which $269 million is associated with Liberia's and Cote d'Ivoire's clearance of all overdue interest and charges to IBRD.

  •
  A $279 million increase in the release of provision for losses on loans and guarantees. During FY 2008, there was a $684 million release of provision for losses on loans and guarantees compared to a release of $405 million during FY 2007. The release of provision in FY 2008 primarily reflects the impact of developments in the nonaccrual portfolio while that in FY 2007 reflects the impact of a combination of changes in the creditworthiness of the loan portfolio, changes in the volume of loans and guarantees outstanding, net of translation adjustments and the annual update of the expected default frequencies (probabilities of default to IBRD).

  •
  A $59 million increase in loan interest income, net of funding costs, as a result of higher loan spreads on the debt-funded portion of the pool loans associated with interest rate reset lag in a decreasing short-term interest rate environment.

The above increases were partially offset by

  •
  A $28 million decrease in investment income, net of funding costs, mainly due to the widening of the credit spreads in global bond markets.

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 17.

Table 17: Net Noninterest Expense

In millions of U.S. dollars
	FY 2009	FY 2008	FY 2007
Gross Administrative Expenses
Staff Costs	$589	$538	$492
Operational Travel	108	110	101
Consultant Fees	131	116	98
Pension and other postretirement benefits	65	(12)	50
Contributions to Special Programs	197	176	171
Communications and IT	82	80	77
Contractual Services	94	83	68
Equipment and Buildings	149	138	143
Other Expenses	26	29	36

Total Gross Administrative Expenses	1,441	1,258	1,236
Less: Contribution to Special Programs	197	176	171

Total Net Administrative Expenses	1,244	1,082	1,065
Contribution to Special Programs	197	176	171
Service Fee Revenues	(295)	(272)	(261)
Externally Funded Outputs Income	(28)	(11)	—
Net Other Income	(31)	(6)	(4)

Total Net Noninterest Expense	$1,087	$969	$971

FY 2009 versus FY 2008

Net noninterest expense increased by $118 million primarily due to a $77 million increase in pension and other post retirement benefits and a $51 million increase in staff costs.

FY 2008 versus FY 2007

Net noninterest expense decreased by $2 million primarily due to a $62 million decrease in pension and other postretirement benefits expenses and an increase of $22 million of service fee revenue and EFO income, partially offset by a $79 million increase in staff costs, consultants fees and contractual services.

Fair Value Adjustment on Non-Trading Portfolios, net

During FY 2009, IBRD experienced net unrealized gains of $3,280 million, primarily due to gains from the asset/liability management portfolio and from the borrowings portfolio (see Figure 11, IBRD's U.S. Dollar Funding Curve). For a detailed analysis, refer to Fair Value Adjustment on Non-Trading Portfolios, net, included in Section 2. During FY 2008, IBRD experienced net unrealized losses of $40 million resulting from a combination of factors with offsetting implications, namely: lower interest rates in U.S. dollar, Japanese yen and British pound but higher rates in several other currencies such as euro, Australian dollar and South African rand; tightened credit spreads at the near-end but widened credit spreads beyond 7-years; significant weakening of the U.S dollar against other currencies, and significant change in basis spreads.

Figure 11: IBRD's U.S. Dollar Funding Curve

9. GOVERNANCE

General Governance

Management Changes

Ms. Anne-Marie Leroy was appointed as Senior Vice President and Group General Counsel of the World Bank effective March 9, 2009.

Board Membership

In accordance with its Articles of Agreement, members of IBRD's Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board.

The Executive Directors have established several Committees including:

  •
  Committee on Development Effectiveness

  •
  Audit Committee

  •
  Budget Committee

  •
  Personnel Committee

  •
  Ethics Committee

  •
  Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries and a balanced representation between borrowing and non-borrowing member countries. Some or all of the responsibilities of individual committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and updated its terms of reference in July 2009.

Communications

The Audit Committee communicates regularly with the full Board through distribution of the following:

  •
  The minutes of its meetings.

  •
  Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

  •
  "Statement(s) of the Chairman" and statements issued by other members of the Committee.

  •
  The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

Executive Sessions

Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Conduct and Business Conduct Infrastructure

Staff members ethical obligations to the institution are embodied in its Core Values and Principles of Staff Employment. In support of this commitment, the institution has in place a Code of Professional Ethics, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD's website, www.worldbank.org.

Orientation training for new staff and other ethics training, attended by approximately 3,000 staff annually, promote awareness and familiarize staff with the Code.

The World Bank Group is currently finalizing an updated Code, which is expected to be rolled out in the first quarter of FY 2010 as the "Code of Conduct." An e-learning module on the updated Code is also in the final design phases, with rollout planned for the second quarter of FY 2010. This training will be for certification, and staff, including consultants, will be required to complete an acknowledgment that they will abide by the tenets of the Code.

In addition to the Code, the business conduct obligations of staff are articulated in the Staff Manual (Principles of Staff Employment, Staff Rules), Administrative Manual and other guidelines. The Principles and Staff Rules require that all staff avoid or properly manage conflicts of interest.

Further the Code, rules and policies, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's business conduct framework. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

The following World Bank Group units assist in communicating business conduct expectations to staff:

  •
  The Office of Ethics and Business Conduct (EBC) works to ensure that staff are aware of their business conduct-related obligations. It provides insight on ethics trends to senior management and oversees related outreach, training and communication initiatives. EBC also handles allegations of staff misconduct not involving significant fraud and corruption.

  •
  The Integrity Vice Presidency (INT) is charged with investigating allegations of significant fraud and corruption both within the World Bank Group and in Bank-funded projects worldwide. It also trains and educates staff and clients in detecting and reporting fraud and corruption.

  •
  Both EBC and INT report directly to the President of the World Bank Group. Staff from these units include professionals from a broad range of disciplines including trainers, financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and staff with World Bank Group operational experience. These units maintain comprehensive websites to provide guidance on how to handle concerns.

The World Bank Group has both an Ethics HelpLine and a Fraud and Corruption hotline, overseen by EBC and INT respectively. These resources are referenced in the Code, and are run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free service in countries where access to telecommunications may be limited. These phone services can accept calls in multiple languages. Other reporting channels include: phone, mail, email (EBC maintains a Lotus Notes service account called Ethics_HelpLine), anonymously, or through confidential submission through the units' respective websites. Callers may also visit the offices in person.

IBRD has in place procedures for the receipt, retention and handling of recommendations and concerns identified during accounting, internal control and auditing processes.

The World Bank Group's Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the World Bank Group. Additionally, these rules offer protection from retaliation. In FY 2008, the institution implemented strengthened whistleblower protections.

Auditor Independence

The Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

  •
  Prohibition of the external auditor from the provision of all non audit-related services.

  •
  All audit-related services must be pre-approved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

  •
  Mandatory rebidding of the external audit contract every five years.

  •
  Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

  •
  Mandatory rotation of the senior partner after five years.

  •
  An evaluation of the performance of the external auditor at the mid-point of the five year term.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Executive Directors. In FY 2009 in connection with the mandatory rebidding process, KPMG began a five-year term as IBRD's external auditor.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party.

IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

  •
  Quarterly and annual financial statement reporting.

  •
  Annual appointment of the external auditors.

  •
  Presentation of the external audit plan.

  •
  Presentation of control recommendations and discussion of the COSO attestation and report.

  •
  Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

 10. RECONCILIATION OF PRIOR YEAR FAIR VALUE
FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD's Condensed Fair Value Balance Sheet at June 30, 2008 is presented, with a reconciliation to the reported basis, in Table 18 below. Similarly, IBRD's Condensed Fair Value Statement of Income for the year ended June 30, 2008 is presented, with a reconciliation to the reported basis, in Table 19.

Table 18: Condensed Fair Value Balance Sheet at June 30, 2008

In millions of U.S. dollars
	June 30, 2008
	Reported Basis	Additional Fair Value Adjustments	Fair Value Basis
Due from Banks	$890		$890
Investments	26,598		26,598
Net Loans Outstanding	97,268	$1,124	98,392	[a]
Receivable from Derivatives
Investments	5,857		5,857
Client Operations	20,269		20,269
Borrowings	76,098		76,098
Others	609		609
Other Assets	5,722		5,722

Total Assets	$233,311	$1,124	$234,435

Borrowings	$87,402	$2,544	$89,946
Payable for Derivatives
Investments	6,309		6,309
Client Operations	20,263		20,263
Borrowings	69,152		69,152
Others	1,007		1,007
Other Liabilities	7,630		7,630

Total Liabilities	191,763	$2,544	194,307
Paid in Capital Stock	11,486		11,486
Retained Earnings and Other Equity	30,062	(1,420)	28,642

Total Equity	41,548	(1,420)	40,128

Total Liabilities and Equity	$233,311	$1,124	$234,435

a.
Effective July 1, 2009, IBRD modified its loans valuation approach for consistency with FAS 157. Had the model been in placed as of June 30, 2008, the fair value of loans would have been $96,941 million, instead of $98,392.

Table 19: Condensed Fair Value Statement of Income for the year ended June 30, 2008a

In millions of U.S. dollars
	FY 2008
	Reported Comprehensive Basis	Adjustments to Fair Value	Fair Value Comprehensive Basis[b]
Income from Loans	$5,497		$5,497
Income from Investments, net[c]	1,066		1,066
Other Income	300		300

Total Income	6,863		6,863

Borrowing Expenses	4,017		4,017
Administrative Expenses including contributions to Special Programs	1,258		1,258
Release of Provision for Losses on Loans and Guarantees	(684)	$684	—
Other Expenses	1		1

Total Expenses	4,592	684	5,276

Operating Income	2,271	(684)	1,587
Board of Governors-Approved Transfers	(740)		(740)
Fair Value Adjustment on Non-Trading Portfolios, net	(40)	(403)[d]	(443)
Fair Value Adjustment on Loans		983	983
Currency Translation Adjustment and Other Adjustments		(252)	(252)

Net (Loss) Income	$1,491	$(356)	$1,135

a.
Amounts have been reclassified to conform with the current year's presentation.
b.
Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements.
c.
Unrealized gains on derivatives in the investment trading portfolio are included in Income from Investments, net.
d.
As of June 30, 2008, a fair value adjustment was necessary because non-hybrid debt instruments were carried at amortized cost.

11. AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. One hundred and eighty two countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold. One of the ways in which IFC monitors its borrowing exposure is the Debt-to-Equity ratio, defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income). At June 30, 2009 this ratio was 2.1:1 (1.6:1 at June 30, 2008). IFC's total outstanding debt before any adjustments for fair value was $26,586 million at June 30, 2009 ($20,921 million, June 30, 2008). Of IFC's total outstanding debt at June 30, 2009, $51 million was due to IBRD ($54 million at June 30, 2008). IFC has a Local Currency Borrowing Facility Agreement with IBRD which is capped at $300 million. At June 30, 2009, the borrowing outstanding was $50 million under this facility ($50 million—June 30, 2008). IFC recorded a grant to IDA of $450 million in the year ended June 30, 2009 ($500 million—year ended June 30, 2008), for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD.

Under a statement of policy of IBRD's Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Transfer approvals to IDA total $10,340 million as of June 30, 2008. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements Note I.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

12. ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Abdulrahman M. Almofadhi	Saudi Arabia
Anna Brandt	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden
Pulok Chatterji	Bangladesh, Bhutan, India, Sri Lanka
Dante Contreras	Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay
Eli Whitney Debevoise	United States
Sid Ahmed Dib	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia
Ambroise Fayolle	France
James Russell Hagan	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Vanuatu
Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United Arab Emirates, Republic of Yemen
Michael John Hofmann	Germany
Konstantin Huber	Austria, Belarus, Belgium, Czech Republic, Hungary, Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey
Alexey G. Kvasov	Russian Federation
Giovanni Majnoni	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste
Toga Gayewea McIntosh	Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Nigeria, Seychelles, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Susanna Mary Davies Moorehead	United Kingdom
Michel Mordasini	Azerbaijan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan
Louis Philippe Ong Seng	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Republic of Congo, Cote d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Rwanda, Sao Tome and Principe, Senegal, Togo
Carolina Rentería Rodriguez	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago
Jose Alberto Rojas Ramirez	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela
Toru Shikibu	Japan
Rudolf Jan Treffers	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine

Name	Countries
Sun Vithespongse	Brunei Darussalam, Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam
Samy Hanna Watson	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines
Shaolin Yang	China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	Robert B. Zoellick
Managing Director	Juan Jose Daboub
Managing Director	Graeme Wheeler
Managing Director	Ngozi Okonjo-Iweala
Chief Financial Officer	Vincenzo La Via
Senior Vice President and General Counsel	Anne-Marie Leroy
Senior Vice President, Development Economics, and Chief Economist	Yifu Lin
Senior Vice President, External Affairs, Communications and United Nations Affairs	Marwan Muasher
Vice President, East Asia and Pacific	James W. Adams
Vice President, Middle East and North Africa	Shamshad Akhtar
Vice President and Auditor General	Clare Brady (effective 10/19/09)
Vice President and Head of Network, Poverty Reduction and Economic Management	Otaviano Canuto
Vice President, Corporate Finance and Risk Management	Fayezul H. Choudhury
Vice President, Latin America and the Caribbean	Pamela Cox
Vice President and Head of Network, Financial and Private Sector Development	Janamitra Devan (effective 10/19/09)
Vice President, Africa	Obiageli Katryn Ezekwesili
Vice President and Corporate Secretary	Kristalina I. Georgieva
Vice President, South Asia	Isabel M. Guerrero
Vice President and Head of Network, Operations Policy and Country Services	Jeffrey Gutman
Vice President, Europe and Central Asia	Philippe Le Houerou
Vice President and Treasurer	Kenneth G. Lay
Vice President Information Solutions Group, and Chief Information Officer	Shelley Leibowitz
Vice President and Controller	Charles A. McDonough (acting)
Vice President and Head of Network, Human Development	Joy Phumaphi
Vice President, World Bank Institute	Sanjay Pradham
Vice President and Head of Network, Sustainable Development Network	Katherine Sierra
Director-General, Independent Evaluation Group	Vinod Thomas
Vice President, Concessional Finance and Global Partnerships	Axel van Trotsenburg
Vice President, Human Resources	Hasan Tuluy

13. THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

14. LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

 15. FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements—Note H—Retained Earnings, Allocations and Transfers).

16. AUDIT FEES

Following a mandatory rebidding of the external audit contract, IBRD's Executive Directors approved the appointment of KPMG as IBRD's auditors for a five-year term, subject to annual reappointment commencing FY 2009. The aggregate fees for professional services rendered for IBRD and IDA by KPMG for FY 2009 are as follows: $2.2 million for audit services, and $0.4 million for audit-related services. IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements—Note I—Administrative Expenses, Contributions to Special Programs, and Other Income, for a description of the allocation of administrative expenses between IBRD and IDA.) For FY 2008, Deloitte and Touche LLP (D&T) served as IBRD's independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by D&T for FY 2008 are as follows: $2.1 million for audit services, and $0.5 million for audit-related services. Audit related services include accounting consultations concerning financial accounting and reporting standards. No tax services were provided in FY 2009 or 2008, respectively.

See the Governance section of this Information Statement for additional discussion of auditor independence issues.

17. GLOSSARY OF TERMS

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO:    Committee of Sponsoring Organizations of the Treadway Commission. COSO was formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Credit Default Swaps (CDS):    A derivatives contract that provides protection against deteriorating credit quality and would allow one party to receive payment in the event of a default or specified credit event by a third party.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration:    Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with fair value adjustment on non-trading portfolios, net) and the proposed transfer from unallocated net income to general reserves (where there are firm estimates available) divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans, effective and undisbursed DDOs and guarantees, deferred loan income and Long-Term Income Portfolio assets.

Failed Trades:    Failed trades are securities transactions that do not settle on the contractual settlement date.

Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

Hedging:    Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying instrument or economic condition.

Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:    London interbank offered rate.

Maintenance of Value:    Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

Net Disbursements:    Loan disbursements net of repayments and prepayments.

Post-98 loans:    Loans for which the invitation to negotiate was issued on or after July 31, 1998 and that were signed before May 16, 2007 or which were signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the terms of their loans to the terms for the new loans introduced on September 27, 2007.

Pre-98 loans:    Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Repurchase and Resale Agreements and Securities Loans:    Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity:    The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Short Sales:    Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Strategic Capital Adequacy Framework:    Evaluates IBRD's capital adequacy as measured by stress test and appropriate long term equity-to-loan target range. This target equity-to-loans range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The capital adequacy framework has been approved by the Executive Directors.

Statutory Lending Limit:    Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions:    A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits:    Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

International Bank For Reconstruction and Development

Financial Statements and Internal Control Reports
June 30, 2009

Management's Financial Reporting Assurance

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington D.C. 20433 U.S.A.	(202) 477-1234 Cable Address INTBAFRAD Cable Address INDEVAS

Management's Financial Reporting Assurance

August 5, 2009

Audit Committee of the Board of Executive Directors
International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2009, and the accompanying management's discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

•
designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•
designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD's internal controls over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal controls over external financial reporting, to IBRD's external auditors and the Audit Committee of IBRD's Board of Executive Directors:

•
all significant deficiencies in the design or operation of internal controls over external financial reporting which are reasonably likely to adversely affect IBRD's ability to record, process, summarize, and report financial information; and

•
any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD's internal controls over external financial reporting.

Robert B. Zoellick President	Vincenzo La Via Chief Financial Officer

Management's Report Regarding Effectiveness of Internal Controls over External Financial Reporting

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington D.C. 20433 U.S.A.	(202) 477-1234 Cable Address INTBAFRAD Cable Address INDEVAS

Management's Report Regarding Effectiveness of
Internal Control Over External Financial Reporting

August 5, 2009

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD's financial statements and attestation of its internal control over financial reporting was valid and appropriate. The independent auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions arc executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, support the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2009. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2009. The independent audit firm that audited the financial statements has issued an attestation report on management's assessment of IBRD's internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD's management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Robert B. Zoellick President
Vincenzo La Via Chief Financial Officer
Charles A. McDonough Acting Vice President and Controller

Independent Auditors' Report on
Management's Assertion Regarding Effectiveness of
Internal Controls Over External Financial Reporting

KPMG LLP 2001 M Street, NW Washington, DC 20036

INDEPENDENT AUDITORS' REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development:

We have examined management's assertion, included in the accompanying Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO). IBRD's management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2009 is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying financial statements of IBRD as of and for the fiscal year ended June 30, 2009, and our report dated August 5, 2009 expressed an unqualified opinion.

August 5, 2009

 Independent Auditor's Report

KPMG LLP 2001 M Street, NW Washington, DC 20036

INDEPENDENT AUDITORS' REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development:

We have audited the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD) as of June 30, 2009, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30. 2009, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (2009 financial statements). These financial statements are the responsibility of IBRD's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of IBRD as of and for each of the years in the two-year period ended June 30, 2008, were audited by other auditors whose report dated August 7, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2009, and the results of its operations and its cash flows for the fiscal year then ended in conformity with U.S. generally accepted accounting principles.

We have also examined management's assertion, included in the accompanying Management's Report Regarding Effectiveness of Internal. Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 5, 2009 expressed an unqualified opinion.

August 5, 2009

 Balance Sheet

June 30, 2009 and June 30, 2008
 Expressed in millions of U.S. dollars

	2009	2008
Assets
Due from Banks
Unrestricted currencies	$2,380	$122
Currencies subject to restrictions—Note B	664	768

	3,044	890

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $30 million—June 30, 2009; $203 million—June 30, 2008)—Notes C and G	41,012	25,213
Securities Purchased Under Resale Agreements—Note C	33	1,385
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,202	1,554
Derivative Assets
Investments—Notes C, F, G, and O	18,467	5,857
Client operations—Notes F, G and O	19,559	20,269
Borrowings—Notes E, F, G and O	82,793	76,098
Others—Notes F, G, and O	2,246	609

	123,065	102,833

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	176	22
Other Receivables
Receivable from investment securities traded—Note C	95	11
Accrued income on loans	889	1,073

	984	1,084

Loans Outstanding (Summary Statement of Loans, Notes D, G and O)
Total loans	156,823	137,226
Less undisbursed balance	51,125	38,176

Loans outstanding (including loans at fair value of $78—June 30, 2009; $102 million—June 30, 2008)	105,698	99,050
Less:
Accumulated provision for loan losses	1,632	1,370
Deferred loan income	409	412

Net loans outstanding	103,657	97,268

Other Assets
Assets under retirement benefits plans—Note K	325	1,853
Premises and equipment (net)	625	608
Miscellaneous—Note I	1,297	601

	2,247	3,062

Total assets	$275,420	$233,311

	2009	2008
Liabilities
Borrowings—Notes E, G, and O
Borrowings at fair value	$110,040	$13,208
Borrowings at amortized cost	—	74,194

	110,040	87,402

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	2,323	3,147
Derivative Liabilities
Investments—Notes C, F, G and O	18,923	6,309
Client operations—Notes F, G and O	19,551	20,263
Borrowings—Notes E,F, G and O	76,321	69,152
Others—Notes F, G and O	847	1,007

	115,642	96,731

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	57	257
Other Liabilities
Payable for investment securities purchased—Note C	2,457	30
Accrued charges on borrowings	1,495	1,739
Liabilities under retirement benefits plans—Note K	662	598
Accounts payable and miscellaneous liabilities—Notes D and I	2,707	1,859

	7,321	4,226

Total liabilities	235,383	191,763

Equity
Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital 1,581,724 shares—June 30, 2009, and June 30, 2008) Subscribed capital (1,574,315 shares—June 30, 2009, 1,573,349 shares—June 30, 2008)	189,918	189,801
Less uncalled portion of subscriptions	178,427	178,315

Paid-in capital	11,491	11,486
Deferred Amounts to Maintain Value of Currency Holdings—Note B	359	487
Retained Earnings (Statement of Changes in Retained Earnings, Note H)	29,870	29,322
Accumulated Other Comprehensive Income Note—M	(1,683)	253

Total equity	40,037	41,548

Total liabilities and equity	$275,420	$233,311

The Notes to Financial Statements are an integral part of these Statements.

Statement of Income

For the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007

Expressed in millions of U.S. dollars

	2009	2008	2007
Income
Loans—Notes D and L
Interest	$3,789	$5,426	$5,391
Commitment charges	46	71	76
Investments, net—Trading—Notes C, F and O
Interest	625	1,140	1,259
Net (losses) gains	(22)	(74)	22
Other—Notes I and J	599	300	264

Total income	5,037	6,863	7,012

Expenses
Borrowings—Note E
Interest	2,664	3,934	4,427
Amortization of issuance and other borrowing costs	75	83	92
Administrative—Notes I, J, and K	1,244	1,082	1,066
Contributions to special programs—Note I	197	176	171
Provision for losses on loans and guarantees, increase (decrease)—Note D	284	(684)	(405)
Other	1	1	2

Total expenses	4,465	4,592	5,353

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	572	2,271	1,659
Fair value adjustment on non-trading portfolios, net—Notes F, N, and O	3,280	(40)	(842)
Board of Governors-approved transfers—Note H	(738)	(740)	(957)

Net income (loss)	$3,114	$1,491	$(140)

The Notes to Financial Statements are an integral part of these Statements.

Statement of Comprehensive Income

For the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007 Expressed in millions of U.S. dollars

	2009	2008	2007
Net income (loss)	$3,114	$1,491	$(140)
Other comprehensive (loss) income—Note M
Reclassification to net income:
FAS 133 transition adjustment	11	(20)	(32)
Net actuarial losses on benefit plans	(1,581)	(1,021)	—
Prior service credit on benefit plans, net	—	1	—
Currency translation adjustments	(366)	792	313

Total other comprehensive (loss) income	(1,936)	(248)	281

Comprehensive income	$1,178	$1,243	$141

Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007

Expressed in millions of U.S. dollars

	2009	2008	2007
Retained earnings at beginning of the fiscal year	$29,322	$27,831	$24,782
Adjustments to beginning balance:
Cumulative effect of adoption of FAS 159—Note O	(2,566)	—	—
Cumulative effect of adoption of FAS 155	—	—	3,189
Net income (loss) for the fiscal year	3,114	1,491	(140)

Retained earnings at end of the fiscal year	$29,870	$29,322	$27,831

The Notes to Financial Statements are an integral part of these Statements.

Statement of Cash Flows

For the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007

Expressed in millions of U.S. dollars

	2009	2008	2007
Cash flows from investing activities
Loans
Disbursements	$(18,529)	$(10,478)	$(11,040)
Principal repayments	9,988	10,960	10,894
Principal prepayments	232	1,659	6,354
Loan origination fees received	24	6	6

Net cash (used in) provided by investing activities	(8,285)	2,147	6,214

Cash flows from financing activities
Medium and long-term borrowings
New issues	39,092	15,526	10,209
Retirements	(18,653)	(23,799)	(18,546)
Net short-term borrowings	1,543	3,229	(2,709)
Net derivatives—Borrowings	133	1,767	1,263
Net derivatives—Other assets / liabilities	(1)	51	(145)
New capital subscriptions	5	—	—
Net maintenance of value settlements	77	94	79

Net cash provided by (used in) financing activities	22,196	(3,132)	(9,849)

Cash flows from operating activities
Net income (loss)	3,114	1,491	(140)
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	(3,280)	40	842
Depreciation and amortization	920	1,046	1,017
Provision for losses on loans and guarantees, increase (decrease)	284	(684)	(405)
Changes in:
Investments—Trading	(16,367)	(1,339)	2,943
Net investment securities traded/purchased—Trading	2,286	(567)	7
Net derivatives—Investments	832	(556)	(340)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	561	1,851	61
Accrued income on loans	138	312	(58)
Miscellaneous assets	794	587	(198)
Payable for Board of Governors-approved transfers	—	(70)	(206)
Accrued charges on borrowings	(227)	(410)	(6)
Accounts payable and miscellaneous liabilities	(701)	(689)	91

Net cash (used in) provided by operating activities	(11,646)	1,012	3,608

Effect of exchange rate changes on unrestricted cash	(7)	9	6

Net increase (decrease) in unrestricted cash	2,258	36	(21)
Unrestricted cash at beginning of the fiscal year	122	86	107

Unrestricted cash at end of the fiscal year	$2,380	$122	$86

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,689)	$3,374	$994
Investments—Trading	(569)	821	325
Borrowings	(3,611)	5,090	4,096
Derivatives—Investments	828	(619)	(294)
Derivatives—Borrowings	(2,900)	(2,891)	(3,473)
Capitalized loan origination fees included in total loans	36	12	15
Interest paid on borrowings	2,528	4,025	3,648

The Notes to Financial Statements are an integral part of these Statements.

Summary Statement of Loans

June 30, 2009
 Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Albania	$58	$8	$29	$21	0.02%
Algeria	21	—	11	10	0.01
Argentina	8,913	1,070	2,642	5,201	4.92
Armenia	54	—	25	29	0.03
Azerbaijan	1,765	957	694	114	0.11
Barbados	48	—	33	15	0.01
Belarus	272	125	103	44	0.04
Belize	18	—	—	18	0.02
Bolivia	*	—	—	*	*
Bosnia and Herzegovina	449	24	—	425	0.40
Botswana	236	236	—	—	—
Brazil	15,459	2,211	2,598	10,650	10.08
Bulgaria	1,747	56	173	1,518	1.44
Cameroon	32	—	—	32	0.03
Chile	311	30	71	210	0.20
China	18,850	2,448	3,771	12,631	11.95
Colombia	7,380	150	1,308	5,922	5.60
Costa Rica	741	573	129	39	0.04
Côte d'Ivoire	77	—	—	77	0.07
Croatia	1,957	119	614	1,224	1.16
Dominica	1	—	—	1	*
Dominican Republic	659	28	197	434	0.41
Ecuador	599	—	24	575	0.54
Egypt, Arab Republic of	3,342	1,135	382	1,825	1.73
El Salvador	869	—	280	589	0.56
Estonia	21	—	—	21	0.02
Fiji	1	—	—	1	*
Gabon	49	—	31	18	0.02
Georgia	70	—	52	18	0.02
Grenada	16	—	4	12	0.01
Guatemala	1,323	85	257	981	0.93
Hungary	65	—	—	65	0.06
India	12,702	580	4,254	7,868	7.44
Indonesia	10,514	2,675	1,245	6,594	6.24
Iran, Islamic Republic of	1,274	—	505	769	0.73

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Jamaica	$500	$—	$87	$413	0.39%
Jordan	1,028	85	135	808	0.76
Kazakhstan	2,903	2,125	302	476	0.45
Korea, Republic of	1,481	—	—	1,481	1.40
Latvia	49	—	—	49	0.05
Lebanon	434	70	46	318	0.30
Lesotho	3	—	—	3	*
Lithuania	25	—	—	25	0.02
Macedonia, former Yugoslav Republic of	478	54	180	244	0.23
Malaysia	60	—	—	60	0.06
Mauritius	225	—	17	208	0.20
Mexico	8,505	1,726	284	6,495	6.14
Moldova	118	—	—	118	0.11
Montenegro	300	16	25	259	0.25
Morocco	2,867	141	287	2,439	2.31
Namibia	15	7	—	8	0.01
Nigeria	157	—	—	157	0.15
Pakistan	2,160	—	324	1,836	1.74
Panama	613	80	174	359	0.34
Papua New Guinea	155	—	2	153	0.14
Paraguay	478	211	72	195	0.18
Peru	4,133	675	831	2,627	2.49
Philippines	3,497	118	789	2,590	2.45
Poland	4,730	1,412	246	3,072	2.91
Romania	3,632	—	1,176	2,456	2.32
Russian Federation	4,250	200	550	3,500	3.31
Serbia	2,515	15	265	2,235	2.11
Slovak Republic	234	—	3	231	0.22
Slovenia	16	—	—	16	0.02
South Africa	24	—	—	24	0.02
St. Kitts and Nevis	14	—	1	13	0.01
St. Lucia	22	—	2	20	0.02
St. Vincent and the Grenadines	10	—	7	3	*
Swaziland	11	—	—	11	0.01
Thailand	84	—	19	65	0.06

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Trinidad and Tobago	$29	$—	$5	$24	0.02%
Tunisia	1,927	342	319	1,266	1.20
Turkey	12,998	1,371	3,003	8,624	8.16
Turkmenistan	14	—	—	14	0.01
Ukraine	4,196	400	833	2,963	2.80
Uruguay	1,213	—	130	1,083	1.02
Uzbekistan	316	—	21	295	0.28
Zimbabwe	460	—	*	460	0.44

Subtotal[c]	$156,772	$21,558	$29,567	$105,647	99.95
International Finance Corporation[d]	51	—	—	51	0.05

Total—June 30, 2009	$156,823	$21,558	$29,567	$105,698	100%

Total—June 30, 2008	$137,226	$11,779	$26,397	$99,050

*
Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

a.
Loans totaling $8,567 million ($6,985—June 30, 2008) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $12,991 million ($4,794 million—June 30, 2008) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

b.
Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $362 million ($517 million—June 30, 2008).

c.
May differ from the sum of individual figures shown due to rounding.

d.
Loans outstanding to the International Finance Corporation have a weighted average interest rate of 4.05% and a weighted average maturity of 5.09 years. These loans are not eligible for IBRD's interest waivers.

The Notes to Financial Statements are an integral part of these Statements.

Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 2009
 Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.55	2,951.2	181.8	2,769.5	24,714	1.52
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.31
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.80
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.04
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.04	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.11	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.85	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d'Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.40
Denmark	13,451	0.85	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.48
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.05
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.85	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.50	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.33	635.9	37.1	598.8	5,521	0.34
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.85	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.07	15,320.6	944.0	14,376.7	127,250	7.85
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.00	1,908.1	114.5	1,793.5	16,067	0.99
Kosovo, Republic ofc	966	0.06	116.5	5.2	111.4	1,216	0.08
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.83
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People's Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.11	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Malawi	1,094	0.07%	132.0	$5.6	$126.4	1,344	0.08%
Malaysia	8,244	0.52	994.5	59.5	935.0	8,494	0.52
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.19	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.05
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Montenegro	688	0.04	83.0	3.2	79.83	938	0.06
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.25	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.85	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Slovak Republic	3,216	0.20%	$388.0	$23.0	$365.0	3,466	0.21%
Slovenia	1,261	0.08	152.1	9.5	142.6	1,511	0.09
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.74
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.83	31,964.5	1,998.4	29,966.2	265,219	16.36
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22

Total—June 30, 2009[b]	1,574,315	100.0%	$189,918	$11,491	$178,427	1,620,815	100.00%

Total—June 30, 2008[b]	1,573,349		$189,801	$11,486	$178,315	1,619,599

* Indicates amounts less than 0.005 percent.

NOTES

a.
See Notes to Financial Statements—Note B.
b.
May differ from the sum of individual figures shown due to rounding.
c.
Republic of Kosovo became the 186th member of IBRD on June 29, 2009.

The Notes to Financial Statements are an integral part of these Statements.

Notes to Financial Statements

Purpose and Affiliated Organizations

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed countries, who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD's Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

On August 5, 2009, the Executive Directors approved these financial statements for issue, which was also the date through which IBRD's management evaluated subsequent events.

Translation of Currencies:    IBRD's financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies. Maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net receivable or payable MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD's lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors:    In accordance with IBRD's Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as "Board of Governors-approved transfers", are reported as expenses when incurred, upon approval.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative FAS 133 Adjustments and Restricted Retained Earnings) and Unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133a from prior years. This amount includes the one-time cumulative effect of the adoption of FAS 133, the reclassification and amortization of the transition adjustments, the unrealized gains or losses on non-trading derivatives, and the cumulative effect of the adoption of FAS 155.

Restricted Retained Earnings consist of contributions or income from prior years which are temporarily restricted.

Unallocated Net Income (Loss) consists of the current fiscal year's net income (loss) adjusted for Board of Governors-approved transfers, and the equivalent amount for transfers funded from Surplus.

Loans:    All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred, as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

(a)
For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standards (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by subsequent Standards. FAS 155 refers to the Statement of Financial Accounting Standards (FAS) No. 155, Accounting For Certain Hybrid Financial Instruments.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Loans are carried at amortized cost except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value.

Guarantees:    IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD development policy lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Guarantees:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees. IBRD's accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding, deferred drawdown options and the present value of guarantees) is then assigned a credit risk rating. With respect to countries with loans in the accrual portfolio, these loans are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers' ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value the provisions for losses on loans is included in the fair value amount of these loans, as the determination of the fair values takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD's Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Investments:    Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2009 and June 30, 2008, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to enhance investment returns. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD's Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not currently offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at face value which represents fair value. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD's Balance Sheet, and securities received under resale agreements are not recorded on IBRD's Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    Payments on some of these instruments are due to IBRD upon demand and are thus carried and reported at face value as assets on the Balance Sheet. Others are due to IBRD on demand but only after the Bank's callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of

Agreement. These are carried and reported at face value as a reduction to equity. All demand obligations are held in bank accounts which bear IBRD's name.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and adjustable interest rates.

Effective July 1, 2008, IBRD fair values all its financial instruments in the borrowing portfolio with the changes in fair values accounted for through the Statement of Income. Prior to July 1, 2008, IBRD applied fair value measurement to certain qualifying debt instruments in its borrowings portfolio which were hybrid financial instruments, with the changes in fair value reported in net income, as allowed under Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155). All other borrowings were reported on the Balance Sheet at amortized cost. Issuance costs associated with a bond offering were deferred and amortized over the period during which the bond was outstanding. For presentation purposes amortization of discounts and premiums is included in Interest under Borrowing Expenses on the Statement of Income.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the Statement of Income.

Accounting for Derivatives:    IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the Balance Sheet at fair value with changes in fair values accounted for through the Statement of Income.

Valuation of Financial Instruments:    Effective July 1, 2008, IBRD adopted Financial Accounting Standards Board's (FASB's) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157) which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and expands disclosure requirements about fair value measurements.

IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Selection of these inputs may involve some judgment. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of June 30, 2009 and June 30, 2008, all of IBRD's investment securities were held in a trading portfolio. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities Purchased under Resale Agreements and Securities Sold under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under agreements to repurchase, are reported at face value which approximates fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices. Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates and basis spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured notes valuation apply.

Loans

As of June 30, 2009 and June 30, 2008, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

FAS 157 establishes a three-level fair value hierarchy under which financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement of the instrument in its entirety. Thus, a Level 3 fair value measurement of the instrument may include inputs that are observable (Levels 2) and unobservable (Level 3). Additionally, FAS 157 requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:
Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.
Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables:    Donors' conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors' unconditional promises to give are recognized upon receipt as income, unless the donor specifies a third party beneficiary. In those cases IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes. Donors' promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Accounting and Reporting Developments

On June 30, 2007, IBRD adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158), which amended certain provisions of FAS 87, FAS 88, FAS 106 and FAS 132(R). As required by FAS 158, IBRD recognized on the Balance Sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Additionally, IBRD recognized actuarial gains or losses and prior service costs or credits that arose during the period as part of Other Comprehensive Income and has recognized a portion of these as components of net periodic benefit cost based upon the current amortization and recognition requirements of FAS 87 and FAS 106. FAS 158 also eliminated the provisions of FAS 87 and FAS 106 that allowed plan assets and obligations to be measured as of a date not more than three months prior to the reporting entity's balance sheet date. IBRD uses a June 30 measurement date for its pension and other post retirement benefit plans. Therefore, this change had no effect on IBRD's financial statements.

Effective July 1, 2008, IBRD adopted FAS 157. FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. FAS 157 also requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

In conjunction with the adoption of FAS 157, IBRD adopted FASB's Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) effective July 1, 2008. FAS 159 provides an option for most financial assets and financial liabilities to be reported at fair value with changes in fair value reported in earnings. Under FAS 159's transition provisions, IBRD has elected to report at fair value all financial instruments in the borrowings portfolio previously reported at amortized cost. The financial impact of IBRD's adoption of FAS 159 is discussed further in Note O—Fair Value of Financial Instruments. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and is irrevocable. IBRD's policy from July 1, 2008 onwards is to designate all new financial instruments in the borrowings portfolio at fair value with changes recognized in earnings. Additionally, any other new financial instruments having embedded derivatives that require bifurcation may also be designated at fair value on an instrument-by-instrument basis.

In December 2008, IBRD implemented FASB Staff Position (FSP) FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. The FSP increases disclosure requirements for public companies and is effective for reporting periods (interim and annual) that ended after December 15, 2008. The application of this FSP did not have a material impact on IBRD's June 30, 2009 financial statements.

In December 2008, FASB issued FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets. This FSP amends FAS 132 (R), Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide additional guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Among other things, this FSP requires employers to annually disclose information about fair value measurements of plan assets that are similar to the disclosures about fair value measurements required by FAS 157. This FSP is first applicable to IBRD's annual financial statements for the fiscal year ending June 30, 2010 and will result in additional disclosures being made in IBRD's financial statements.

Effective March 31, 2009, IBRD adopted FASB's Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (FAS 161). FAS 161 requires enhanced disclosures about derivative instruments and hedging activities (see Note F—Derivative Instruments).

In April 2009, the FASB issued Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP provides guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and on the process for identifying circumstances that a transaction is not orderly. The FSP is applicable prospectively to the financial statements for interim and annual reporting periods ending after June 15, 2009. The application of this FSP did not have a material impact on IBRD's June 30, 2009 financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (FAS 165). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. The application of this standard resulted in additional disclosures in IBRD's June 30, 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (FAS 166). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is effective for IBRD's interim and annual reporting periods beginning July 1, 2010. IBRD is currently assessing the impact of this standard on its financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (FAS 167). This standard amends certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities relating, to enterprises involved with variable interest entities. This standard is effective for IBRD's interim and annual reporting periods beginning July 1, 2010. IBRD is currently assessing the impact of this standard on its financial statements.

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    At June 30, 2009, IBRD's capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2008), of which 1,574,315 shares (1,573,349 shares—June 30, 2008) had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,491 million ($11,486 million—June 30, 2008) has been paid in, and the remaining $178,427 million ($178,315 million—June 30, 2008) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Under IBRD's Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD's Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

On June 29, 2009 The Republic of Kosovo became the 186th member of IBRD.

Currencies Subject to Restrictions:    A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Deferred Amounts To Maintain the Value of Currency Holdings

The following table summarizes the deferred amounts to maintain the value of currency holdings classified as a component of equity:

In millions of U.S. dollars
	2009	2008
Payable (Receivable)
Net Deferred MOV payable	$660	$764
MOV receivable in arrears	(171)	(147)
Deferred demand obligations	(130)	(130)

	$359	$487

Net deferred MOV payable relates to restricted currencies invested, swapped, or loaned to members by IBRD or through IFC. These amounts become payable by IBRD on the same terms as other MOV obligations on cash receipt of the settlement from these instruments. MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members concerned. Deferred demand obligations relate to notes that are due on demand only after IBRD's callable capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

NOTE C—INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, corporate and asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps, options and swaptions.

For equity securities, IBRD may invest in any marketable equity security provided that the security is included in the Russell 3000 Index or MSCI World, ex-US Index, or similar indices, as well as any other securities or financial instruments (including commingled or mutual funds and Exchange Traded Funds) that are typically used by asset management firms or other financial institutions in portfolios that seek to track all or part of these indices.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA-; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-. For corporate and asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

Time deposits include certificates of deposit, bankers' acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions. IBRD may only invest in time deposits issued or guaranteed by financial institutions whose senior debt securities are rated at least A-.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration. Futures are settled on a daily basis. For options, IBRD only invests in exchange-traded options. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2009 there were $2 million of short sales included in Payable for investment securities purchased on the Balance Sheet (none as of June 30, 2008).

For the fiscal year ended June 30, 2009, IBRD had included $64 million of unrealized losses in income (unrealized gains of $99 million—June 30, 2008 and unrealized gains of $24 million—June 30, 2007).

A summary of IBRD's trading portfolio at June 30, 2009 and June 30, 2008, is as follows:

In millions of U.S. dollars
	2009	2008
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$640	$—
Government and agency obligations	21,234	10,891
Time deposits	15,201	8,866
Asset-backed securities	3,937	5,456

Total	$41,012	$25,213

The following table summarizes the currency composition of IBRD's trading portfolio at June 30, 2009 and June 30, 2008:

In millions of U.S. dollars equivalent
	2009		2008
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Euro	$7,630	1.03	$4,074	1.34
Japanese yen	11,905	0.69	475	7.63
U.S. dollars	18,995	0.83	18,779	0.98
Others	2,482	0.87	1,885	1.67

Total	$41,012	0.83	$25,213	1.21

a.
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD's net portfolio position as of June 30, 2009 and June 30, 2008:

In millions of U.S. dollars
	Carrying Value
	2009	2008
Investments—Trading	$41,012	$25,213
Securities purchased under resale agreements	33	1,385
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(2,323)	(3,147)
Derivative assets
Currency forward contracts	11,946	1,666
Currency swaps	6,438	4,174
Interest rate swaps	83	17

Total	18,467	5,857

Derivative liabilities
Currency forward contracts	(12,096)	(1,703)
Currency swaps	(6,702)	(4,530)
Interest rate swaps	(125)	(76)

Total	(18,923)	(6,309)

Cash held in investment portfolio[a]	2,306	28
Receivable from investment securities traded	95	11
Payable for investment securities purchased	(2,457)	(30)

Net Investment Portfolio	$38,210	$23,008

a.
This amount is included in Unrestricted Currencies under Due from Banks on the Balance Sheet.

The following table summarizes the currency composition of IBRD's net investment portfolio after the impact of derivatives at June 30, 2009 and June 30 2008:

In millions of U.S. dollars equivalent
	2009		2008
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
U.S. dollars	$35,013	0.25	$21,725	0.12
Others	3,197	0.54	1,283	0.04

Total	$38,210	0.27	$23,008	0.11

a.
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

Collateral Arrangements

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD's obligation to counterparties. The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	June 30, 2009	June 30, 2008	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$30	$203	Included under Investments—Trading on the Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$31	$202	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD's exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD's Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2009, IBRD had received securities with a fair value of $34 million ($1,439 million—June 30, 2008). None of these securities had been transferred under repurchase or security lending agreements as of that date ($107 million—June 30, 2008).

The following is a summary of the collateral received by IBRD as of June 30, 2009 and June 30, 2008.

In millions of U.S. dollars
	June 30, 2009	June 30, 2008
Collateral received
Cash	$2,292	$12
Securities	5,405	5,926

Total collateral received	$7,697	$5,938

Collateral permitted to be repledged	$7,697	$5,938
Amount of collateral repledged	—	3,455

The $3,455 million of collateral repledged by IBRD as of June 30, 2008 was transferred under securities lending agreements and IBRD received collateral in the form of liquid securities and cash. The cash collateral received was subsequently invested in money market and other liquid financial instruments, which are included under Investments—Trading and Securities Purchased Under Resale Agreements on the Balance Sheet. The obligation to return this cash collateral received is included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received on the Balance Sheet.

NOTE D—LOANS AND GUARANTEES

IBRD's loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2009 loans with variable spread terms and fixed spread terms, (including special development policy loans), were available for new commitments under the IBRD Flexible Loan (IFL).

A summary of IBRD's outstanding loans by currency and by interest rate characteristics (fixed or adjustable) at June 30, 2009 and June 30, 2008 follows:

In millions of U.S. dollars equivalent
	2009
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency terms[a]
Amount	$577	$1,442	$527	$1,324	$431	$1,326	$169	$299	$1,704	$4,391	$6,095
Weighted average rate (%)[b]	4.18	6.41	4.09	6.41	4.52	6.59	4.05	6.41	4.23	6.47	5.84
Average Maturity (years)	2.73	2.15	2.75	2.16	2.58	1.66	3.48	2.17	2.77	2.01	2.22
Single currency pool terms
Amount	$—	$481	$—	$2	$1,700	$885	$—	$—	$1,700	$1,368	$3,068
Weighted average rate (%)[b]	—	5.91	—	1.23	3.85	6.10	—	—	3.85	6.03	4.82
Average Maturity (years)	—	1.66	—	0.55	1.96	1.58	—	—	1.96	1.61	1.80
Variable-spread terms
Amount	$125	$5,047	$—	$168	$2,196	$40,504	$—	$47	$2,321	$45,766	$48,087
Weighted average rate (%)[b]	4.63	1.90	—	0.97	5.89	1.91	—	1.41	5.82	1.90	2.09
Average Maturity (years)	1.61	6.51	—	3.83	1.63	5.33	—	12.13	1.63	5.46	5.28
Fixed-spread terms[c]
Amount	$3,464	$8,171	$21	$300	$13,339	$21,693	$468	$992	$17,292	$31,156	$48,448
Weighted average rate (%)[b]	5.04	2.44	2.29	1.30	4.35	2.04	7.58	4.98	4.58	2.23	3.07
Average maturity (years)	8.72	9.22	7.51	9.78	7.48	8.42	12.23	15.04	7.86	8.85	8.50

Loans Outstanding
Amount	$4,166	$15,141	$548	$1,794	$17,666	$64,408	$637	$1,338	$23,017	$82,681	$105,698
Weighted average rate (%)[b]	4.91	2.75	4.03	5.04	4.50	2.11	6.66	5.17	4.62	2.34	2.84
Average Maturity (years)	7.68	7.41	2.94	3.59	6.10	6.24	9.96	12.06	6.42	6.49	6.48

Loans Outstanding											$105,698
Less accumulated provision for loan losses and deferred loan income											2,041

Net loans outstanding											$103,657

Note: For footnotes see following page.

In millions of U.S. dollars equivalent
	2008
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency terms[a]
Amount	$458	$2,666	$333	$1,962	$317	$1,964	$119	$409	$1,227	$7,001	$8,228
Weighted average rate (%)[b]	4.84	6.57	4.74	6.57	5.29	6.62	4.41	6.57	4.89	6.58	6.33
Average Maturity (years)	2.12	2.64	2.16	2.64	1.95	2.26	3.85	2.64	2.26	2.53	2.49
Single currency pool terms
Amount	$—	$845	$—	$4	$163	$3,610	$—	$—	$163	$4,459	$4,622
Weighted average rate (%)[b]	—	5.41	—	1.13	4.21	7.04	—	—	4.21	6.73	6.64
Average Maturity (years)	—	1.84	—	0.92	3.04	2.04	—	—	3.04	2.00	2.04
Variable-spread terms
Amount	$220	$4,381	$—	$150	$3,195	$40,106	$—	$1	$3,415	$44,638	$48,053
Weighted average rate (%)[b]	4.86	5.05	—	1.17	5.99	3.27	—	3.01	5.92	3.44	3.61
Average Maturity (years)	1.84	4.89	—	4.08	1.95	5.09	—	0.98	1.94	5.07	4.84
Fixed-spread terms[d]
Amount	$4,515	$6,002	$15	$234	$6,179	$20,834	$281	$87	$10,990	$27,157	$38,147
Weighted average rate (%)[b]	5.16	5.27	2.35	1.53	5.28	3.43	7.43	8.33	5.28	3.83	4.25
Average maturity (years)	9.30	7.47	8.37	10.84	5.91	7.21	6.13	6.81	7.31	7.30	7.30

Loans Outstanding
Amount	$5,193	$13,894	$348	$2,350	$9,854	$66,514	$400	$497	$15,795	$83,255	$99,050
Weighted average rate (%)[b]	5.12	5.46	4.64	5.72	5.50	3.62	6.53	6.87	5.38	4.01	4.23
Average Maturity (years)	8.35	5.39	2.43	3.55	4.45	5.51	5.45	3.37	5.71	5.42	5.47

Loans Outstanding											$99,050
Less accumulated provision for loan losses and deferred loan income											1,782

Net loans outstanding											$97,268

a.
Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.
b.
Excludes effects of any waivers of loan interest.
c.
Includes loans at fair value of $78 million
d.
Includes loans at fair value of $102 million.

The maturity structure of IBRD's loans at June 30, 2009 and June 30, 2008 is as follows:

In millions of U.S. dollars
	2009
Terms/Rate Type	July 1, 2009 through June 30, 2010	July 1, 2010 through June 30, 2014	July 1, 2014 through June 30, 2019	Thereafter	Total
Multicurrency terms
Fixed	$488	$997	$133	$86	$1,704
Adjustable	1,519	2,625	247	—	4,391
Single currency pool terms
Fixed	582	1,037	81	—	1,700
Adjustable	544	804	20	—	1,368
Variable-spread terms
Fixed	897	1,406	18	—	2,321
Adjustable	4,789	19,898	15,199	5,880	45,766
Fixed-spread terms[a]
Fixed	1,025	4,740	7,199	4,328	17,292
Adjustable	1,092	9,148	10,293	10,623	31,156

All Loans
Fixed	2,992	8,180	7,431	4,414	23,017
Adjustable	7,944	32,475	25,759	16,503	82,681

Total loans outstanding	$10,936	$40,655	$33,190	$20,917	$105,698

a.
Includes loans at fair value of $78 million.

In millions of U.S. dollars
	2008
Terms/Rate Type	July 1, 2008 through June 30, 2009	July 1, 2009 through June 30, 2013	July 1, 2013 through June 30, 2018	Thereafter	Total
Multicurrency terms
Fixed	$370	$742	$115	$—	$1,227
Adjustable	2,033	4,160	708	100	7,001
Single currency pool terms
Fixed	28	99	36	—	163
Adjustable	1,479	2,747	233	—	4,459
Variable-spread terms
Fixed	1,081	2,216	118	—	3,415
Adjustable	4,486	20,071	15,870	4,211	44,638
Fixed-spread terms[a]
Fixed	330	3,351	5,124	2,185	10,990
Adjustable	790	8,542	11,275	6,550	27,157

All Loans
Fixed	1,809	6,408	5,393	2,185	15,795
Adjustable	8,788	35,520	28,086	10,861	83,255

Total loans outstanding	$10,597	$41,928	$33,479	$13,046	$99,050

a.
Includes loans at fair value of $102 million.

Waivers of Loan Charges

Loans signed before May 16, 2007 are eligible for waivers of a portion of loan charges. Loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the loans to the terms effective September 27, 2007, are also eligible for waivers. Waivers include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars
	2009	2008	2007
Interest waivers	$166	$165	$152
Commitment charge waivers	89	122	132
Front-end fee waivers	13	9	9

Total	$268	$296	$293

Guarantees

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $1,713 million were outstanding at June 30, 2009 ($788 million—June 30, 2008). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 6 months and 17 years, and expire in decreasing amounts through 2024.

At June 30, 2009, liabilities related to IBRD's obligations under guarantees of $29 million ($13 million—June 30, 2008), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($6 million—June 30, 2008).

During the fiscal years ended June 30, 2009 and June 30, 2008, no guarantees provided by IBRD were called.

Overdue Amounts

At June 30, 2009, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007:

In millions of U.S. dollars
	2009	2008
Recorded investment in nonaccrual loans[a]	$460	$464
Accumulated provision for loan losses on nonaccrual loans	230	232
Average recorded investment in nonaccrual loans for the fiscal year[b]	459	875
Overdue amounts of nonaccrual loans:	565	492
Principal	352	313
Interest and charges	213	179

a.
A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.
In the fiscal year 2007, the average recorded investment in nonaccrual loans was $1,057 million.

In millions of U.S. dollars
	2009	2008	2007
Interest income recognized on loans in nonaccrual status at end of fiscal year	$—	$—	$—
Interest income not recognized as a result of loans being in nonaccrual status	$34	$16	$55

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2009 follows:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$460	$565	October 2000

During the fiscal year ended June 30, 2009 there were no loans placed in non accrual status or restored to accrual status.

On April 2, 2008 Cote d'Ivoire cleared all of its overdue principal, interest and charges due to IBRD. The impact of this event on income from loans for the year ended June 30, 2008 was $90 million of which $75 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On December 5, 2007, Liberia cleared all of its outstanding loan principal, interest and charges due to IBRD. The impact of this event on income from loans for the fiscal year ended June 30, 2008 was $179 million, of which $176 million represented income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans, Guarantees and Deferred Drawdown Options

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans, guarantees and deferred drawdown options.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007 are summarized below:

In millions of U.S. dollars
	June 30, 2009	June 30, 2008	June 30, 2007
Accumulated provision for losses on loans, guarantees and deferred drawdown options (DDO), beginning of the fiscal year	$1,376	$1,942	$2,307
Net increase (decrease) in provision	284	(684)	(405)
Translation adjustment	(18)	118	40

Accumulated provision for losses on loans, guarantees and DDO, end of the fiscal year	$1,642	$1,376	$1,942

Composed of:
Accumulated provision for loan losses	$1,632	$1,370	$1,932
Accumulated provision for guarantee losses	5	6	10
Accumulated provision for deferred drawdown options	5	—	—

Total	$1,642	$1,376	$1,942

Reported as Follows
	Balance Sheet	Statement of Income
Allowance for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and guarantees, increase (decrease)
Guarantees	Accounts payable and miscellaneous liabilities	Provision for losses on loans and guarantees, increase (decrease)
Deferred drawdown option	Accounts payable and miscellaneous liabilities	Provision for losses on loans and guarantees, increase (decrease)

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that have demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. In addition, on March 28, 2006, the Executive Directors of IDA approved IDA's participation in the Multilateral Debt Relief Initiative (MDRI). The objective of the MDRI is to provide additional debt relief support to HIPC countries. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration, although IBRD has not entered into any commitments to provide debt relief under these initiatives.

Local Currency Lending to IFC

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2009, the loan balance under this facility amounted to $50 million at an interest rate of 3.96% . This loan is not eligible for interest waivers.

NOTE E—BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings. IBRD initiates swap transactions with a list of authorized counterparties all of which are rated single A or above. Credit limits have been established for each counterparty.

The following table summarizes IBRD's borrowings portfolio at June 30, 2009 and June 30, 2008:

In millions of U.S. dollars
	2009				2008
	Principal at Face Value	Net Unamortized (Discount) Premium	Fair value adjustment, losses (gains)[a]	Total	Principal at Face Value	Net Unamortized (Discount) Premium	Fair value adjustment, (gains) losses[a]	Total
Borrowings	$110,095	$(955)	$900	$110,040	$90,980	$(1,071)	$(2,219)	$87,690
Currency Swap Agreements (Net)	(4,504)	355	(35)	(4,184)	(7,719)	539	1,719	(5,461)
Interest Rate Swap Agreements (Net)[b,c]	(569)	(77)	(1,643)	(2,289)	(735)	87	(837)	(1,485)

	$105,022	$(677)	$(778)	$103,567	$82,526	$(445)	$(1,337)	$80,744

a.
This refers to "Fair value adjustment on non-trading portfolios, net".
b.
The negative $569 million at June 30, 2009 (negative $735 million-June 30, 2008) represents the net unamortized discount on zero coupon trades.
c.
The net unamortized discount of $77 million at June 30, 2009 (net unamortized premium of $87 million at June 30, 2008), represents the unamortized premium on non zero coupon trades.

The following tables summarize IBRD's borrowings portfolio by currency and product at June 30, 2009 and June 30, 2008:

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2009

In millions of U.S. dollars equivalent
	Borrowings			Currency swap agreements			Interest rate swap agreements[a]			Net currency obligations
Currency/Rate type	Amount	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity	Notional amount payable (receivable)	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity[c]
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$11,399	5.08	7.13	$1,824	7.69	5.64	$2,654	4.89	12.17	$15,877	5.35	7.80
				(5,879)	5.42	4.99	(5,862)	4.21	8.34	(11,741)	4.82	6.66
Adjustable	2,390	5.85	4.60	10,901	1.66	3.68	5,616	1.83	8.47	18,907	2.24	5.22
				(5,200)	4.40	6.66	(2,654)	2.00	12.17	(7,854)	3.59	8.52
Japanese yen
Fixed	1,688	4.89	5.76	1,230	4.52	2.95	16	1.77	14.06	2,934	4.72	4.63
				(1,085)	4.47	4.40	(436)	1.83	3.29	(1,521)	3.71	4.08
Adjustable	12,926	2.23	22.63	1,842	1.42	18.09	394	0.75	3.34	15,162	2.09	21.58
				(14,182)	2.08	22.87	(16)	0.87	14.06	(14,198)	2.08	22.86
U. S. dollars
Fixed	38,090	3.65	4.70	2,237	3.58	2.03	17,532	4.23	10.11	57,859	3.82	6.24
				(1,743)	9.83	3.29	(35,647)	3.53	4.72	(37,390)	3.82	4.65
Adjustable	12,400	1.08	1.86	50,943	1.22	8.60	56,075	1.34	4.17	119,418	1.26	5.82
				(15,783)	1.31	7.14	(38,241)	1.43	6.40	(54,024)	1.40	6.62
Others
Fixed	29,494	6.51	4.08	4,351	6.86	5.77	152	7.44	13.31	33,997	6.56	4.34
				(33,670)	6.53	4.28	(9)	9.49	1.24	(33,679)	6.53	4.28
Adjustable	1,708	2.82	3.51	1,417	5.52	24.51	9	6.44	1.24	3,134	4.05	13.00
				(1,707)	2.81	3.51	(152)	4.77	13.31	(1,859)	2.97	4.31

Total[d]
Fixed	80,671	4.92	4.84	9,642	5.96	4.52	20,354	4.34	10.41	110,667	4.91	5.83
				(42,377)	6.46	4.34	(41,954)	3.61	5.21	(84,331)	5.04	4.77
Adjustable	29,424	2.07	11.30	65,103	1.39	8.39	62,094	1.38	4.55	156,621	1.52	7.42
				(36,872)	2.11	12.95	(41,063)	1.48	6.80	(77,935)	1.78	9.71

Principal at face value	$110,095			$(4,504)			$(569)			$105,022	2.06	6.17

a.
Excludes forward-starting swaps (mechanism for managing debt overhang in currency pool products) of $7,772 million and other unsettled forward trades of $3,141 million.
b.
WAC refers to weighted average cost.
c.
At June 30, 2009, the average repricing period of the net currency obligations for adjustable rate borrowings was less than three months.
d.
May differ from the sum of individual figures due to rounding.

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2008

In millions of U.S. dollars equivalent
	Borrowings			Currency swap agreements			Interest rate swap agreements[a]			Net currency obligations
Currency/Rate type	Amount	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity	Notional amount payable (receivable)	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity[c]
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$8,141	5.60	6.03	$1,530	7.64	6.66	$3,249	5.02	9.85	$12,920	5.70	7.07
				(6,928)	5.28	5.45	(730)	5.18	5.21	(7,658)	5.27	5.43
Adjustable	3,939	4.44	5.77	10,467	4.57	4.23	688	4.90	5.07	15,094	4.55	4.67
				(4,678)	4.50	5.82	(3,249)	5.17	9.85	(7,927)	4.77	7.47
Japanese yen
Fixed	1,939	5.04	5.39	1,086	4.52	3.91	10	1.85	15.04	3,035	4.84	4.89
				(1,383)	4.80	3.98	(337)	1.81	4.54	(1,720)	4.21	4.09
Adjustable	11,729	3.90	23.50	1,502	2.03	18.72	337	0.99	4.54	13,568	3.62	22.50
				(12,711)	3.70	23.58	(10)	0.95	15.04	(12,721)	3.70	23.57
U. S. dollars
Fixed	28,131	4.73	4.48	962	9.85	4.20	12,339	4.88	7.52	41,432	4.89	5.38
				(1,535)	8.82	3.00	(26,914)	4.62	5.16	(28,449)	4.85	5.04
Adjustable	1,920	4.24	4.58	51,021	2.73	8.85	27,404	2.94	5.10	80,345	2.84	7.47
				(12,297)	2.84	6.26	(13,522)	3.47	7.53	(25,819)	3.17	6.92
Others
Fixed	34,503	6.91	4.37	3,920	6.12	6.73	10	9.50	2.24	38,433	6.83	4.61
				(38,371)	6.80	4.62				(38,371)	6.80	4.62
Adjustable	678	9.20	9.12	273	*	*	(10)	10.47	2.24	941	6.52	6.55
				(577)	9.19	9.11				(577)	9.19	9.11

Total[d]
Fixed	72,714	5.87	4.62	7,498	6.68	5.98	15,608	4.91	8.00	95,820	5.78	5.28
				(48,217)	6.59	4.67	(27,981)	4.60	5.15	(76,198)	5.86	4.85
Adjustable	18,266	4.25	17.15	63,263	3.01	8.28	28,419	2.96	5.10	109,948	3.20	8.93
				(30,263)	3.58	13.52	(16,781)	3.80	7.98	(47,044)	3.66	11.55

Principal at face value	$90,980			$(7,719)			$(735)			$82,526	3.48	6.98

a.
Excludes forward-starting swaps of $9,306 million (mechanism for managing debt overhang in currency pool products).
b.
WAC refers to weighted average cost.
c.
At June 30, 2008, the average repricing period of the net currency obligations for adjustable rate borrowings was less than four months.
d.
May differ from the sum of individual figures due to rounding.
*
Indicates WAC of less than 0.01% or average maturity of less than 0.01 years.

The maturity structure of IBRD's borrowings outstanding at June 30, 2009 and June 30, 2008 is as follows:

In millions of U.S. dollars

Period	2009
July 1, 2009 through June 30, 2010	$31,138
July 1, 2010 through June 30, 2014	27,582
July 1, 2014 through June 30, 2019	10,593
Thereafter	40,782

Total	$110,095

In millions of U.S. dollars

Period	2008
July 1, 2008 through June 30, 2009	$25,573
July 1, 2009 through June 30, 2013	29,004
July 1, 2013 through June 30, 2018	14,750
Thereafter	21,653

Total	$90,980

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to designate any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not appropriately reflect IBRD's risk management strategies.

The following table summarizes IBRD's use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forwards	Enhance returns in target currencies
Borrowings	Currency swaps, Interest rate swaps, Structured swaps	Reduce borrowings costs and manage repricing risks between loans and borrowings
Other assets / liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD's equity
Other purposes:
Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2009 is $724 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating. If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on June 30, 2009, the amount of collateral that would need to be posted would be $184 million.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as contract value/notional amounts of those derivative instruments as of June 30, 2009 and June 30, 2008:

Fair value amounts of derivative instruments on the Balance Sheet

In millions of U.S. dollars
	Derivative assets at Fair Value			Derivative liabilities at Fair Value
	Balance Sheet Location	June 30, 2009	June 30, 2008	Balance Sheet Location	June 30, 2009	June 30, 2008
Derivatives not designated as hedging instruments under FAS 133
Options and Futures—Investment—Trading	Other assets	$1	$12	Other liabilities	$—	$—
Interest rate swaps	Derivative assets at Fair Value	5,579	2,045	Derivative liabilities at Fair Value	1,911	1,021
Currency swaps (including currency forward contracts and structured swaps)	Derivative assets at Fair Value	117,486	100,788	Derivative liabilities at Fair Value	113,731	95,710

Total Derivatives		$123,066	$102,845		$115,642	$96,731

Contract value/notional amounts of the derivative instruments:

In millions of U.S. dollars
	June 30, 2009	June 30, 2008
Type of contract
Investments—Trading
Interest rate swaps
Notional principal	$9,389	$6,392
Exchange traded Options and Futures
Notional long position	636	8,610
Notional short position	65	5,000
Borrowing portfolio
Interest rate swaps
Notional principal	93,930	54,068
Client operations
Interest rate swaps
Notional principal	5,588	2,972
Other derivatives
Interest rate swaps
Notional principal	$33,800	$39,885

The following table provides information on the location and amount of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2009 and June 30, 2008:

In millions of U.S. dollars
		Fiscal Year ended June 30 Gains (Losses)
	Income Statement Location	2009	2008
Derivatives not designated as hedging instruments under FAS 133, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$2,143	$424
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	2,219	(1,506)

Total		$4,362	$(1,082)

a.
For alternative disclosures about trading derivatives see the following table

All of the instruments in IBRD's investment portfolio are held for trading purposes. IBRD's investment portfolio is primarily held for liquidity management purposes, and beginning in the second quarter of the fiscal year ending June 30, 2009, a portion of the portfolio is held for long term income generation purposes. Within the liquidity portfolio, IBRD holds highly rated fixed income securities as well as derivatives. The primary objective of holding this portfolio is to protect the principal amount of these investments and thereby ensure the availability of sufficient cashflows to meet all of IBRD's financial commitments. In addition, IBRD uses derivatives as part of its liquidity management to enhance investment returns. Within the Long Term Income Portfolio (LTIP), IBRD holds highly rated fixed income securities as well as listed equity securities and derivatives. The primary objective of holding this portfolio is to enhance returns over the long term.

The following table provides information on the location and amount of gains and losses on the Investments—trading related derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2009 and June 30, 2008:

In millions of U.S. dollars
	Fiscal Year ended June 30 Investments, net-trading[a], (losses) gains
Income Statement Location	2009	2008
Type of instrument
Fixed income	$(68)	$(74)
Equity	46	—

Total	$(22)	$(74)

a.
Amounts associated with each type of instrument includes realized and unrealized gains and losses on both derivative instruments and non-derivative instruments

Derivatives for Client Operations

Included in Derivative Assets and Derivative Liabilities on the Balance Sheet are derivatives with Borrowing Countries, Non-Affiliated and Affiliated Organizations.

Borrowing Countries:    These are currency and interest rate swap transactions executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated organization, under which several transactions have been executed.

Affiliated Organizations:    These are derivative contracts executed between IBRD and IDA, under a financial intermediation agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

The following table provides additional details of IBRD's Derivatives for Client Operations at June 30, 2009 and June 30, 2008 is presented below:

In millions of U.S. dollars equivalent
	2009
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$5,116	5.92	$5,171	3.00	$10,287	4.45
	(5,136)	5.93	(5,171)	3.00	(10,307)	4.46

	(20)		—		(20)
Other	15,720	4.15	417	4.94	16,137	4.17
	(15,696)	4.14	(417)	4.94	(16,113)	4.16

	24		—		24

Total Receivable	20,836	4.58	5,588	3.15	26,424	4.28
(Payable)	(20,832)	4.58	(5,588)	3.15	(26,420)	4.28
Net unrealized (losses) gains[a]	(110)		114		4

Total	$(106)		$114		$8

For footnotes see the table below.

In millions of U.S. dollars equivalent
	2008
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$4,465	6.15	$2,545	3.05	$7,010	5.02
	(4,487)	6.16	(2,545)	3.05	(7,032)	5.03

	(22)		—		(22)
Other	18,459	4.30	427	5.81	18,886	4.33
	(18,430)	4.29	(427)	5.81	(18,857)	4.32

	29		—		29

Total Receivable	22,924	4.66	2,972	3.44	25,896	4.52
(Payable)	(22,917)	4.66	(2,972)	3.44	(25,889)	4.52
Fair value adjustment, gains (losses)[a]	*		(2)		(1)

Total	$8		$(2)		$6

a.
This refers to "fair value adjustment on non-trading portfolios, net".

*
Indicates amount less than $0.5 million.

Other Derivatives

As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements. These primarily comprise interest rate swaps executed during the fiscal year 2008 in connection with IBRD's equity duration extension strategy, approved by the Board in December 2008, with the objective of reducing the interest rate sensitivity of IBRD's operating income, using a 10-year ladder repricing profile. The following table provides additional details of IBRD's other asset/liability derivatives at June 30, 2009 and June 30, 2008:

In millions of U.S. dollars equivalent
	2009
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$—	—	$26,124	5.67	$26,124	5.67
	(707)	6.69	(26,124)	5.67	(26,831)	5.69
Other	778	6.74	7,676	6.99	8,454	6.96
	—	—	(7,676)	6.99	(7,676)	6.99

Total Receivable	778	6.74	33,800	5.97	34,578	5.98
(Payable)	(707)	6.69	(33,800)	5.97	(34,507)	5.98
Fair value adjustment, gains[a]	21		1,307		1,328

Total	$92		$1,307		$1,399

a.
This refers to "fair value adjustment on non-trading portfolios, net".

In millions of U.S. dollars equivalent
	2008
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$—	—	$30,287	5.94	$30,287	5.94
	(561)	9.44	(30,287)	5.94	(30,848)	6.01
Other	558	9.44	9,598	8.30	10,156	8.37
	—	—	(9,598)	8.30	(9,598)	8.30

Total Receivable	558	9.44	39,885	6.51	40,443	6.55
(Payable)	(561)	9.44	(39,885)	6.51	(40,446)	6.55
Fair value adjustment, gains (losses)[a]	5		(400)		(395)

Total	$2		$(400)		$(398)

a.
This refers to "fair value adjustment on non-trading portfolios, net".

NOTE G—CREDIT RISK

Country Credit Risk:    This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as loan terms that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectability risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk:    For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. For details of the collateral received in connection with swap agreements see Note C—Investments.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The credit risk exposure, as applicable, of these financial instruments at June 30, 2009 and June 30, 2008 are given below:

In millions of U.S. dollars
CREDIT RISK EXPOSURE	2009	2008
INTEREST RATES SWAPS
Investments—trading portfolio[a]	$83	$25
Client operations	120	67
Borrowing portfolio	3,692	2,211
Other derivatives	1,609	81
CURRENCY SWAPS
Investments—trading portfolio[b]	$345	$137
Client operations	989	361
Borrowing portfolio	9,038	10,817
Other derivatives	90	21

a.
Includes swaptions
b.
Includes currency forward contracts

NOTE H—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2006 to June 30, 2009, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative FAS133 Adjustments	Unallocated Net Income (Loss)	Restricted Retained Earnings	Total
As of June 30, 2006	$293	$22,912	$1,023	$360	$1,933	$(1,739)	—	$24,782
Adjustment to beginning balance:
Cumulative effect of adoption of FAS 155-Note N	—	—	—	—	3,189	—	—	3,189
Net income allocation[a]	—	1,036	64	140	(3,479)	2,239	—	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(457)	—	457	—	—
Net loss for the year	—	—	—	—	—	(140)	—	(140)

As of June 30, 2007	$293	$23,948	$1,087	$43	$1,643	$817	—	$27,831
Net income allocation[a]	—	911	51	97	(843)	(216)	—	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(140)	—	140	—	—
Net income for the year	—	—	—	—	—	1,491	—	1,491

As of June 30, 2008	$293	$24,859	$1,138	$—	$800	$2,232	—	$29,322
Adjustment to beginning balance:
Cumulative effect of adoption of FAS 159-Note O	—	—	—	—	(2,566)	—	—	(2,566)
Net income allocation[a]	—	811	117	750	(39)	(1,649)	$10	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(155)	—	155	—	—
Net income for the year	—	—	—	—	—	3,114	—	3,114

As of June 30, 2009	$293	$25,670	$1,255	$595	$(1,805)	$3,852	$10	$29,870

a.
Amounts retained as Surplus from net income allocation are approved by the Board of Governors.

b.
A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted externally-financed outputs income, adjustments relating to the LTIP, and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On August 7, 2008, the Executive Directors approved the allocation of $811 million of the net income earned in the fiscal year ended June 30, 2008 to the General Reserve and $117 million to the Pension Reserve.

On September 9, 2008, IBRD's Board of Governors approved the retention of $115 million as Surplus from the net income earned in the fiscal year ended June 30, 2008, and the immediate transfer of that amount to the Food Price Crisis Response Trust Fund.

On October 13, 2008, IBRD's Board of Governors approved the immediate transfer of $583 million to IDA, an affiliated organization and the retention of $635 million as Surplus from the net income earned in the fiscal year ended June 30, 2008. Additionally, IBRD's Board of Governors approved the transfer of $40 million from Surplus, by way of grant, to the Kosovo Sustainable Employment Development Trust Fund.

Subsequent event:    On July 10, 2009, IBRD's Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank.

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2009 and June 30, 2008. Transfers approved during the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007, are included in the following table.

In millions of U.S. dollars

	Fiscal Years Ended June 30,
Transfers funded from:	2009	2008	2007
Unallocated Net Income:
International Development Association	$583	$600	$500

	583	600	500

Surplus:
International Development Association	—	—	300
Trust Fund for Gaza and West Bank	—	55	50
Low-Income Countries Under Stress (LICUS) Implementation Trust Fund	—	—	30
Trust Fund for Lebanon	—	—	70
Caribbean Catastrophe Risk Insurance Facility Trust Fund	—	—	10
Food Price Crisis Response Trust Fund	115	85	—
Kosovo Sustainable Development Trust Fund	40	—	—
Residual amount received upon closure of the Trust Fund for the Federal Republic of Yugoslavia	—	—	(3)

	155	140	457

Total	$738	$740	$957

NOTE I—ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative expenses for the fiscal year ended June 30, 2009 are net of the share of administrative expenses allocated to IDA of $975 million ($888 million—June 30, 2008, and $976 million—June 30, 2007). The administrative expenses allocated to IDA are net of fees received for joint administration of certain external funds by IBRD and IDA (Note J—Management of External Funds and Other Services). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

Other income primarily consists of service fee revenue and net income from asset/liability derivatives. For the fiscal year ended June 30, 2009, net income from asset/liability derivatives totaled $246 million (net of $10 million—June 30, 2008).

For the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007, the amount of fee revenue associated with administrative services is as follows:

In millions of U.S. dollars

	2009	2008	2007
Service fee revenue	$295	$272	$261
Included in these amounts are the following:
Fees charged to IFC	69	56	45
Fees charged to MIGA	8	8	8

At June 30, 2009 and June 30, 2008, IBRD had the following (payables to) receivables from its affiliated organizations with regard to administrative services and pension and other postretirement benefits.

In millions of U.S. dollars

	2009			2008
	Administrative Services	Pension and Other Postretirement Benefits	Total	Administrative Services	Pension and Other Postretirement Benefits	Total
IDA	$316	$(1,109)	$(793)	$340	$(1,091)	$(751)
IFC	22	(520)	(498)	27	(493)	(466)
MIGA	3	(30)	(27)	2	(27)	(25)

	$341	$(1,659)	$(1,318)	$369	$(1,611)	$(1,242)

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Reported as:
Receivable for Administrative Services	Other Assets—Miscellaneous
Payable for Pension and Other Postretirement Benefits	Accounts payable and miscellaneous liabilities

In addition, IBRD also had amounts receivable from and payable to IDA in connection with derivative transactions relating to the swap intermediation services provided by IBRD to IDA. See Note F—Derivative Instruments for more details.

NOTE J—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party "executing agency". IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, subject to any restrictions contained in the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

In some trust funds, execution is allocated between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited funds management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, external governance structure or body operating on behalf of donors.

The cash and investment assets held in trust by IBRD as administrator and trustee at June 30, 2009 and June 30, 2008 are summarized below:

In millions of U.S. dollars

	Total fiduciary assets
	2009	2008
IBRD-executed	$466	$409
Recipient-executed	1,365	1,322
Financial intermediary funds	11,345	8,981
Execution not yet assigned[a]	2,634	2,510

Total	$15,810	$13,222

a.
These represent assets held in trust for which the agreement as to use and the type of execution is to be finalized jointly by the donors and IBRD.

During the fiscal year ended June 30, 2009, IBRD, as an executing agency, disbursed $209 million ($184 million—June 30, 2008) of trust fund program funds.

During the fiscal year ended June 30, 2009, IBRD recognized $23 million ($21 million—June 30, 2008 and $17 million—June 30, 2007) as fees for administering trust funds. These fees have been recorded as Other Income. Fees collected by trust funds from donor contributions but not yet earned by IBRD totaling $61 million at June 30, 2009 ($71 million—June 30, 2008) are included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities in the amount of $18 million ($14 million—June 30, 2008) is included in service fee revenues described in Note I—Administrative Expenses, Contributions to Special Programs, and Other Income.

At June 30, 2009, the assets managed under these agreements had a value of $20,054 million ($17,767 million—June 30, 2008). These funds are not included in the assets of IBRD.

Other Services

Donors to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) have provided IBRD with commitments to give $1.5 billion over a ten year period, with GAVI Alliance (GAVI) as the named beneficiary. Some of these grants are payable on specified due dates and are classified as unconditional while others are payable on demand when needed and are classified as conditional for accounting purposes. As of June 30, 2009, the unconditional assets comprise $212 million in cash and investments, and receivables at a net carrying value of $550 million. These assets along with the corresponding liabilities are included in the IBRD's Balance Sheet. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. In addition, should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD will charge an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors. IBRD will also charge an annual service fee based on the related administrative and financial management costs incurred to support the program. IBRD will be entitled to collect fees charged from investment income earned on AMC-related investment assets, to the extent earnings have accumulated. Should fees charged exceed investment income earned, one donor has agreed to pay IBRD up to $13 million of any deficit.

Donor Receivables are reported in Other Assets-Miscellaneous, with the corresponding payables reflected in Accounts payable and miscellaneous liabilities. Fee income recognized from these arrangements is included in Other Income. Amounts recorded for the non-contingent and contingent obligations arising from IBRD's obligation to pay in the event of a donor default are included in Note D—Loans and Guarantees.

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Benefit Cost
Service cost	$264	$258	$261	$44	$38	$36	$15	$14	$13
Interest cost	697	611	596	104	82	82	28	15	15
Expected return on plan assets	(948)	(943)	(823)	(115)	(112)	(94)	—	—	—
Amortization of prior service cost (credit)	7	7	7	(2)	(2)	(2)	*	*	*
Amortization of unrecognized net loss	—	—	—	21	4	17	20	3	4

Net periodic pension cost (income)	$20	$(67)	$41	$52	$10	$39	$64	$32	$32

of which:
IBRD's share	$10	$(32)	$18	$25	$5	$17	$31	$15	$14
IDA's share	$10	$(35)	$23	$27	$5	$22	$33	$17	$18

*
Indicates amount less than $0.5 million

IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. For the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007, expenses (income) for these plans of $34 million, $3 million and $16 million, respectively, were allocated to IFC, and $(1) million, $(2) million and $0.1 million, respectively, were allocated to MIGA.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2009, and June 30, 2008. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars
	SRP		RSBP		PEBP
	2009	2008	2009	2008	2009	2008
Projected Benefit Obligations
Beginning of year	$10,561	$9,998	$1,558	$1,338	$436	$249
Service cost	264	258	44	38	15	14
Interest cost	697	611	104	82	28	15
Participant contributions	74	72	13	12	*	1
Retiree drug subsidy received	n.a.	n.a.	1	2	n.a.	n.a.
Plan amendment	5	3	—	—	1	*
Benefits paid	(445)	(426)	(54)	(46)	(19)	(22)
Actuarial (gain) loss	(1,549)	45	(233)	132	(66)	179

End of year	9,607	10,561	1,433	1,558	395	436

Fair value of plan assets
Beginning of year	12,414	12,307	1,396	1,352
Participant contributions	74	72	13	12
Actual return on assets	(2,162)	360	(244)	24
Employer contributions	51	101	55	54
Benefits paid	(445)	(426)	(54)	(46)

End of year	9,932	12,414	1,166	1,396

Funded status	$325	$1,853	$(267)	$(162)	$(395)	$(436)

Accumulated Benefit Obligations	$8,003	$8,673	$1,433	$1,558	$356	$402

*
Indicates amount less than $0.5 million

The $325 million overfunded status relating to SRP at June 30, 2009 ($1,853 million—June 30, 2008) is included in Assets under retirement benefits plans on the Balance Sheet. The $267 million and $395 million underfunded status relating to RSBP and PEBP, respectively are reported under Liabilities under retirement benefits plans on the Balance Sheet.

Pension and other postretirement benefits attributable to IDA of $1,659 million ($1,611 million—June 30, 2008) is included in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note I—Administrative Expenses, Contributions to Special Program, and Other Income).

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to FAS 158 application:

Amounts included in Accumulated Other Comprehensive Income in fiscal year ended June 30, 2009:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,863	$495	$137	$2,495
Prior service cost (credit)	42	(2)	3	43

Net amount recognized in Accumulated Other Comprehensive Income	$1,905	$493	$140	$2,538

Amounts included in Accumulated Other Comprehensive Income in fiscal year ended June 30, 2008:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$301	$390	$223	$914
Prior service cost (credit)	44	(4)	3	43

Net amount recognized in Accumulated Other Comprehensive Income	$345	$386	$226	$957

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the fiscal year ending June 30, 2010 are as follows:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$68	$29	$11	$108
Prior service cost (credit)	7	(2)	1	6

Amount estimated to be amortized into net periodic benefit cost	$75	$27	$12	$114

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007:

Weighted average assumptions used to determine projected benefit obligation

In percent
	SRP			RSBP			PEBP
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	7.00	6.75	6.25	7.00	6.75	6.25	7.00	6.75	6.25
Rate of compensation increase	6.70	7.00	6.50				6.70	7.00	6.50
Health care growth rates—at end of fiscal year				7.00	7.25	6.80
Ultimate health care growth rate				4.75	5.50	4.75
Year in which ultimate rate is reached				2017	2016	2012

Weighted average assumptions used to determine net periodic pension cost

In percent
	SRP			RSBP			PEBP
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	6.75	6.25	6.50	6.75	6.25	6.50	6.75	6.25	6.50
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25
Rate of compensation increase	7.00	6.50	6.80				7.00	6.50	6.80
Health care growth rates—at end of fiscal year				7.25	6.80	7.60
Ultimate health care growth rate				5.50	4.75	5.00
Year in which ultimate rate is reached				2016	2012	2012

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars
	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$36	$(27)
Effect on postretirement benefit obligation	267	(211)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans, especially in the case of the SRP. This analysis also provides estimates of potential future contributions and future asset and liability balances. In February 2009 the Pension Finance Committee approved an interim strategic asset allocation (reflected in the table below) for the RSBP based on the asset allocation as of December 2008, pending resumption of work on a detailed strategic asset allocation review after market conditions stabilize in the wake of the recent global financial crisis. Plan assets are managed by external investment managers and monitored by IBRD's pension and endowments department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments.

The following table presents the asset allocation at June 30, 2009 and June 30, 2008 and the respective target allocation by asset category for the SRP and RSRP:

In percent
	SRP			RSBP
	Target Allocation	% of Plan Assets		Target Allocation	% of Plan Assets
	2009 (%)	2009	2008	2009 (%)	2009	2008
Asset Class
Fixed Income	26	37	33	32	34	30
Public Equity	14	16	23	24	23	27
Alternative Investments	60	47	44	44	43	43

Total	100	100	100	100	100	100

Alternative Investments include:
Private Equity	15%	17.3%	14.8%	22%	23%	20%
Real Estate	12.5	7.5	7.3	6	6	6.1
Hedge Funds & Active Overlay	25	18.4	18.5	16.5	14	16.9
Timber	2.5	0.4	0.2	n.a	n.a	n.a
Infrastructure	2.5	0.7	0.5	n.a	n.a	n.a
Commodities	2.5	2.7	2.6	n.a	n.a	n.a

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2009:

In millions of U.S. dollars
		RSBP
	SRP	Before Medicare Part D Subsidy	Medicare Part D Subsidy	PEBP
July 1, 2009–June 30, 2010	$505	$44	$1	$28
July 1, 2010–June 30, 2011	537	49	1	30
July 1, 2011–June 30, 2012	567	54	1	32
July 1, 2012–June 30, 2013	594	59	1	33
July 1, 2013–June 30, 2014	624	64	1	36
July 1, 2014–June 30, 2019	3,516	409	8	210

Expected Contributions

IBRD's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2009 is $149 million and $54 million, respectively.

NOTE L—SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

For the fiscal year ended June 30, 2009, loans to two countries generated in excess of 10 percent of loan income; this amounted to $394 million and $398 million respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, as of and for the fiscal years ended June 30, 2009 and June 30, 2008:

In millions of U.S. dollars

	2009		2008
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
Africa	$25	$997	$317	$1,169
East Asia and Pacific	855	23,574	1,296	23,447
Europe and Central Asia	1,061	28,057	1,386	26,669
Latin America and the Caribbean	1,317	35,880	1,681	31,010
Middle East and North Africa	291	7,435	373	7,509
South Asia	284	9,704	441	9,192
Other[a]	2	51	3	54

Total	$3,835	$105,698	$5,497	$99,050

a.
Represents loans to IFC, an affiliated organization.

NOTE M—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income for the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007:

In millions of U.S. dollars

	2009
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Loss on Benefit Plans	Unrecognized Prior Service Costs on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(366)	—	11	(1,581)	(* )	(1,936)

Balance, end of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

*
Indicates amount less than $0.5 million

In millions of U.S. dollars

	2008
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Prior Service (Costs) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	792	—	(20)	(1,021)	1	(248)

Balance, end of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

In millions of U.S. dollars

	2007
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Gain on Benefit Plans	Unrecognized Prior Service Costs on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$—	$—	$157
Changes from period activity	313	—	(32)	—	—	281
Adjustment to initially apply FAS 158—Note K	—	—	—	107	(44)	63

Balance, end of the fiscal year	$434	$500	$(496)	$107	$(44)	$501

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE N—FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS, NET

On July 1, 2000, IBRD adopted FAS 133. This standard requires that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value. IBRD has not defined any qualifying hedging relationships under this standard.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Upon adoption of FAS 133, $500 million was reported in other comprehensive income representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Fair value adjustment on non-trading portfolios, net in the Statement of Income.

Effective July 1, 2008, IBRD carries all financial instruments in its borrowings portfolio at fair value, with changes in fair values accounted for through earnings. Prior to this date, only qualifying hybrid debt instruments in the borrowings portfolio were carried at fair value.

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007.

In millions of U.S. dollars

	2009	2008	2007
Fair value adjustments—gains (losses):
Borrowings	$(1,068)	$1,042	$(975)
Non-trading derivatives	4,362	(1,082)	133
Loan	(14)	*	—

Total	$3,280	$(40)	$(842)

*
Indicates amount less than $0.5 million

During the fiscal year ended June 30, 2009, IBRD experienced deterioration in its credit spreads as a result of the current financial crisis. The estimated financial effect of this deterioration on the fair value of the debt issued and outstanding as of June 30, 2009 was a net gain of $2,852 million, determined using observable changes in IBRD's credit spreads.

NOTE O—FAIR VALUE OF FINANCIAL INSTRUMENTS

FAS 157 Disclosures

The following table presents IBRD's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$640	$—	$—	$640
Government and agency obligations	1,635	19,599	—	21,234
Time deposits	802	14,399	—	15,201
Asset-backed securities	—	3,828	109	3,937
Securities Purchased Under Resale Agreements	33	—	—	33
Loans Outstanding	—	—	78	78
Derivative Assets
Investments	—	18,467	—	18,467
Client Operations	—	19,559	—	19,559
Borrowings	—	68,281	14,512	82,793
Other assets/liabilities	—	2,246	—	2,246

Total assets at fair value	$3,110	$146,379	$14,699	$164,188

Liabilities:
Borrowings	$—	$98,969	$11,071	$110,040
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements[a]	31	—	—	31
Derivative Liabilities
Investments	—	18,923	—	18,923
Client Operations	—	19,551	—	19,551
Borrowings	—	61,808	14,513	76,321
Other assets/liabilities	—	847	—	847

Total liabilities at fair value	$31	$200,098	$25,584	$225,713

a.
Excludes $2,292 million relating to payable for cash collateral received.

The following tables provide a summary of changes in the fair value of IBRD's Level 3 financial assets and liabilities during the fiscal year ended June 30, 2009:

In millions of U.S. dollars

	Investments—Trading
	Asset backed Securities	Government and Agency Obligations	Total	Loans	Derivatives, net	Borrowings
Beginning of the fiscal year	$14	$26	$40	$102	$(246)	$(11,378)
Total realized/unrealized gains or (losses) in:
Net income	(11)	5	(6)	(8)	(216)	979
Other comprehensive income	—	—	—	(16)	546	(646)
Purchases, issuance and settlements, net	(16)	—	(16)	—	240	354
Transfers in (out), net	122	(31)	91	—	(325)	(380)

End of the fiscal year	$109	$—	$109	$78	$(1)	$(11,071)

The following tables provide information on the unrealized gains or losses included in income for the fiscal year ended June 30, 2009, relating to IBRD's Level 3 financial instruments still held at June 30, 2009, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2009
Unrealized (Losses) Gains	Investments— Trading	Loans	Derivatives, net	Borrowings
Income
Investments, net—Trading	$5	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	14	(480)	1,126

Total	$5	$14	$(480)	$1,126

As of June 30, 2009, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Option (FAS 159)

On July 1, 2008, under FAS 159, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. As a result of the adoption of FAS 159, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and it is irrevocable.

During the fiscal year ended June 30, 2009, net losses totaling $1,068 million, relating to the borrowings measured at fair value are included in Fair value adjustment on non-trading portfolios, net in the Statement of Income.

Prior to June 30 2008, IBRD fair valued about 18% of its borrowings portfolio and its entire derivatives portfolio. Commencing July 1, 2008, to eliminate the differences in the various measurement bases of the instruments in the borrowing portfolio, IBRD elected to fair value all the remaining debt instruments in the portfolio. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Statement of Income.

The following table presents information about the financial instruments for which IBRD elected the fair value option and for which a transition adjustment was recorded as of July 1, 2008:

In millions of U.S. dollars

	Carrying Value Prior to Adoption	Transition Adjustment to Retained Earnings (Loss)	Carrying Value After Adoption
Borrowings—previously reported at amortized cost, net	$(74,194)	$(2,566)	$(76,760)

Cumulative-effect of the adoption of the Fair Value Option		$(2,566)

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at June 30, 2009	Principal Amount Due Upon Maturity	Difference
Borrowings	$110,040	$110,095	$(55)

NOTE P—FAIR VALUE DISCLOSURES

The Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2009 and June 30, 2008.

In millions of U.S. dollars

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value*
Due from Banks	$3,044	$3,044	$890	$890
Investments	41,045	41,045	26,598	26,598
Net Loans Outstanding	103,657	101,918	97,268	98,392
Derivative Assets
Investments	18,467	18,467	5,857	5,857
Client operations	19,559	19,559	20,269	20,269
Borrowings	82,793	82,793	76,098	76,098
Other Asset/Liability	2,246	2,246	609	609
Other Assets	4,609	4,609	5,722	5,722

Total Assets	$275,420	$273,681	$233,311	$234,435

Borrowings	$110,040	$110,022	$87,402	$89,946
Derivative Liabilities
Investments	18,923	18,923	6,309	6,309
Client operations	19,551	19,551	20,263	20,263
Borrowings	76,321	76,321	69,152	69,152
Other Asset/Liability	847	847	1,007	1,007
Other Liabilities	9,701	9,701	7,630	7,630

Total Liabilities	235,383	235,365	191,763	194,307
Paid in Capital Stock	11,491	11,491	11,486	11,486
Retained Earnings and Other Equity	28,546	26,825	30,062	28,642

Total Equity	40,037	38,316	41,548	40,128

Total Liabilities and Equity	$275,420	$273,681	$233,311	$234,435

*
Except for loans not reported at fair value, which as at June 30, 2008 were on an estimated value (current value) basis.

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A—Summary of Significant Accounting and Related Policies).

Net Loans Outstanding

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

The fair value of loans is based on a discounted cash flow method. Effective July 1, 2008, IBRD modified its valuation model for loans to incorporate Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD's recovery experience.

Derivatives Receivable and Derivatives Payable

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A—Summary of Significant Accounting and Related Policies).

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Assets and Other Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value.

Information Statement
International Bank for Reconstruction
and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as "anticipates", "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD's control. Consequently, actual future results could differ materially from those currently anticipated.